EXHIBIT 99.1

CONTENTS
MD&A	2
Caution Regarding Forward-Looking Statements	2
About Our Business	3
Quarterly Financial Information	7
Financial Results Analysis	8
Consolidated Analysis	8
Segmented Analysis	12
Financial and Capital Management	18
Updates to Our Regulatory Environment	22
Assumptions and Risks that Could Affect Our Business and Results	22
Our Accounting Policies	25
Controls and Procedures	26
Non-GAAP Financial Measures	26
Consolidated Financial Statements	28
Notes to Consolidated Financial Statements	32

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint ventures and associates. Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis. Bell Aliant means either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries.

All amounts in this MD&A are in millions of Canadian dollars, except where noted.

Please refer to the unaudited consolidated financial statements for the second quarter of 2012 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2011 dated March 8, 2012 (BCE 2011 Annual MD&A). In preparing this MD&A, we have taken into account information available to us up to August 7, 2012, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE’s annual information form for the year ended December 31, 2011 dated March 8, 2012 (BCE 2011 AIF) and recent financial reports, on BCE’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the three months (Q2) and six months (YTD) ended June 30, 2012 and 2011.

Caution Regarding Forward-Looking Statements

This MD&A and, in particular, but without limitation, the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results, contains forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to certain aspects of the business outlook of Bell’s Wireline, Wireless and Media segments, the expected timing and completion of, and the expected amount and sources of financing for, our proposed acquisition of Astral Media Inc. (Astral), the expected timing and completion of our proposed acquisitions of an interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) and Q9 Networks Inc. (Q9), the contractual relationships with Q9 expected to exist post-closing and the proposed settlement of a legal proceeding initiated in 2008 by BCE against its consortium partners in the Q9 transaction, and BCE’s business objectives and strategies. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
     Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations at August 7, 2012 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are provided in this MD&A for the purpose of giving information about management’s current strategic priorities, expectations and plans, and allowing investors and others to get a better understanding of our business outlook and operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.
     Forward-looking statements made in this MD&A are based on a number of assumptions that we believed were reasonable on August 7, 2012. Certain key economic, market and operational assumptions we have used in making forward-looking statements contained in this MD&A include, without limitation, those described in the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results, which section is incorporated by reference in this cautionary statement. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A or in the BCE 2012 First Quarter MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2011 Annual MD&A remain substantially unchanged.
     Important risk factors including, without limitation, competitive, operational, technological, economic, financial and regulatory risks, that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements and other forward-looking statements included in this MD&A include, but are not limited to, the risks described in the sections of this MD&A entitled Updates to Our Regulatory Environment and Assumptions and Risks that Could Affect Our Business and Results, which sections are incorporated by reference in this cautionary statement. We caution readers that the risks described in the above-mentioned sections of this MD&A are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial position or financial performance.

2  BCE INC.  Q2 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

     Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 7, 2012. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

About Our Business

QUARTER IN REVIEW

In the second quarter of 2012, Bell delivered significant growth in net earnings and earnings per share. We expanded margins through improved wireless and media EBITDA1 performance and further cost reductions. We also generated substantially higher free cash flow2, while enjoying growing market traction for Fibe TV (our Internet protocol television (IPTV) service), fewer retail residential network access service (NAS) line losses, as well as slowing year-over-year revenue and EBITDA declines in our Business Markets unit.
     Revenue growth of 6.7% at Bell Wireless and 0.9% at Bell Media this quarter was offset by a 3.9% decrease at Bell Wireline, leading to a 0.5% decline in total Bell revenues year over year. Bell Wireless’ performance was driven by a larger postpaid customer base and increased data usage that resulted in higher blended average revenue per user (ARPU) over last year, while Bell Media’s revenue growth reflected the impact of subscriber fee rate increases for certain of its specialty television services. Bell Wireline’s top-line performance in Q2 2012 was impacted by the continued decline in traditional voice and data services, as well as richer upfront promotional discounts and retention credits on our residential service bundle offers driven by aggressive competitive pricing in the market. Higher TV and Internet Protocol (IP) broadband connectivity revenues, as well as increased data product sales to our business customers, moderated the year-over-year decline in wireline revenue.
     Bell’s EBITDA increased 3.7% in Q2 2012, driven by strong contributions from our wireless and media segments. Bell Wireless’ EBITDA grew 20.9% this quarter, mainly as a result of higher wireless operating revenues, driven by increased data usage from increased smartphone adoption, and well-controlled operating costs. At Bell Media, EBITDA increased 23.6%, reflecting the combined impact of a 5.9% reduction in operating expenses and modest revenue growth. Consistent with internal plans, Bell Wireline’s EBITDA decreased 5.9% as a 2.5% reduction in operating costs was offset by lower year-over-year revenues as described above.
     At Bell Wireless this quarter, we continued to build on our operational momentum delivering 102,067 postpaid net activations, representing an increase of 8.2% over last year, blended ARPU growth of 4.5% and lower postpaid customer churn which improved 20 basis points, year over year, to 1.3% that reflected the success of retention investments and lower deactivation rates on smartphones. These operating metrics contributed to robust wireless revenue growth of 6.7% and industry-leading wireless EBITDA growth of 20.9% – our best quarterly performance since Q1 2007 – even as we continued to spend considerably on postpaid customer acquisition and customer upgrades to higher-end smartphone devices. Our smartphone customer base increased notably this quarter and now comprises 55% of postpaid subscribers, up from 38% one year earlier. Accelerating smartphone adoption resulted in significantly higher wireless data usage in the quarter, which contributed to significant wireless data revenue growth of 31%. Despite fewer gross activations and sustained aggressive acquisition offers from the newer wireless entrants for lower-value subscribers, we lost 54,859 net prepaid customers this quarter, representing a 5.1% improvement over last year, mainly as a result of fewer customer deactivations.
     TV subscriber acquisition this quarter continued to be driven by increased sales of Fibe TV, reflecting an expanding IPTV service footprint and increased customer demand for our service bundle offers that include Bell Home Phone, Fibe TV and Fibe Internet services. Fibe TV net customer activations totalled 38,477 in Q2 2012, up from 14,367 in Q2 2011. Decreased satellite TV net activations attributable to the roll-outs of IPTV service by other competing service providers, aggressive customer conversion offers from cable TV competitors, and Bell customer migrations to Fibe TV moderated the overall increase in TV subscriber net activations, which totalled 16,758 this quarter compared to 6,292 last year.
     Our high-speed Internet subscriber base remained essentially unchanged over Q1 2012 with a net customer loss of 664 subscribers this quarter. This compared to net activations in Q2 2011 of 1,275. Although total Internet net activations decreased year over year as residential customer churn increased due to aggressive price competition, Internet subscriber activations benefitted this quarter from the pull-through of Fibe TV and continued broadband fibre service expansion.

1

EBITDA is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 of BCE’s Q2 2012 consolidated financial statements. See Non-GAAP Financial Measures –EBITDA in this MD&A for more details.

2

Free cash flow is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

BCE INC.  Q2 2012  QUARTERLY REPORT  3

Management’s Discussion and Analysis

     In our traditional local telephone business, NAS net losses totalled 119,545 in Q2 2012, compared to net losses of 100,497 in Q2 2011. The results for the second quarter and first half of 2011 reflect the favourable impact of wholesale residential and business customer migrations from a cable competitor via a third-party reseller of telecommunications services, which began in Q4 2010 and were completed substantially in Q2 2011. Excluding the impact of this third-party reseller, total NAS net losses decreased 9.7% to 113,597 this quarter from 125,840 in the second quarter last year, reflecting 17.1% fewer residential NAS line losses offset by 17.3% more business access line losses year over year. The improvement in residential NAS line losses reflected the positive pull-through effect of service bundle offers that include Fibe TV and Fibe Internet, competitive retention offers and customer winbacks, while the increase in business access line losses was attributable to higher wholesale customer deactivations year over year.
     At Bell Media, subscriber fee revenues increased this quarter, driven by market-based rates charged to broadcast distributors through renegotiated agreements for certain Bell Media specialty sports and non-sports services. This was largely offset by lower year-over-year advertising revenues both nationally and locally across Bell Media’s television, radio and digital media properties. Advertising sales, particularly in conventional television, continued to be impacted adversely this quarter by soft advertising markets across most industry sectors as a result of a slow-growing and uncertain economy. Overall, advertising revenues were supported by high audience levels for our conventional and specialty TV channels as evidenced by CTV Inc. (CTV), Bell Media’s conventional television network, which held 12 of the top 20 programs nationally during the Spring season. Bell Media specialty channels also continued to maintain high viewership levels, led by TSN which remained the leading specialty channel in all key demographics.
     Capital expenditures at Bell increased $131 million, year over year, to $776 million this quarter, driven by the deployment of broadband fibre to residential homes, neighbourhoods and businesses in Ontario and Québec, ongoing enhancement of Bell’s core wireline broadband network to support the commercial roll-out of our IPTV service, spending to support the execution of customer contracts in our Business Markets unit including increased data hosting capacity, investment in customer service support systems, as well as further deployment of a new Fourth Generation (4G) long-term evolution (LTE) network in urban markets.
     For BCE, operating revenues in Q2 2012 decreased 0.6%, reflecting year-over-year declines at both Bell and Bell Aliant, while EBITDA increased 2.8% driven by strong growth at Bell Wireless and Bell Media.
     BCE’s cash flows from operating activities were $3,100 million in the first six months of 2012, compared to $2,115 million in the same period last year. Free cash flow available to BCE’s common shareholders increased to $1,131 million in the first half of this year from $692 million last year. The year-over-year improvement was attributable primarily to higher EBITDA, lower pension contributions, and positive changes in working capital due, in part, to the non-recurrence this year of customer rebates paid under Bell’s deferral account obligation in the first quarter of 2011 and the delay in accounts receivable cash collections in the second quarter of 2011 as a result of the Canada Post strike.
     Net earnings attributable to common shareholders increased 31.0% in the second quarter of 2012 to $773 million, or $1.00 per share, compared to $590 million, or $0.76 per share, in the same quarter last year. The year-over-year increase in earnings was due primarily to higher EBITDA and lower severance, acquisition and other costs. Adjusted net earnings per share3 (Adjusted EPS) was $1.02 per common share in Q2 2012, compared to $0.86 per common share in the previous year, reflecting increased EBITDA and higher favourable year-over-year resolution of various tax matters.

Bell Customer Connections

	NET ACTIVATIONS				TOTAL CONNECTIONS
					JUNE 30,	JUNE 30,
	Q2 2012	Q2 2011	% CHANGE		2012	2011	% CHANGE
NAS	(119,545)	(100,497)	(19.0%	)	5,885,581	6,315,965	(6.8%	)
Growth services portfolio:
Wireless	47,208	36,507	29.3%		7,453,363	7,283,847	2.3%
Postpaid	102,067	94,309	8.2%		6,139,809	5,716,326	7.4%
Prepaid	(54,859)	(57,802)	5.1%		1,313,554	1,567,521	(16.2%	)
High-speed Internet(1)	(664)	1,275	n.m.		2,103,528	2,111,762	(0.4%	)
TV(2)(3)	16,758	6,292	n.m.		2,128,433	2,049,708	3.8%
Total growth services	63,302	44,074	43.6%		11,685,324	11,445,317	2.1%

n.m.: not meaningful
(1)	At the beginning of 2012, our high-speed Internet subscriber base was reduced by 20,953 customers to reflect the decommissioning of our worldwide interoperability for microwave access (WiMax) network and our decision to shut down our cable TV business in Montréal in 2012.
(2)	At the beginning of 2012, our TV subscriber base was reduced by 9,527 customers following our decision to shut down our cable TV business in Montréal in 2012.
(3)	Our TV customer base was increased by 15,260 customers to include the cable operations of Northwestel Inc. at the beginning of Q1 2011.

3

Adjusted net earnings and Adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – Adjusted net earnings and Adjusted EPS in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

4  BCE INC.  Q2 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

OTHER CORPORATE AND BUSINESS DEVELOPMENTS

Update on the acquisition of Astral

On March 16, 2012, BCE announced the signing of a definitive agreement to acquire all of the issued and outstanding shares of Montréal-based Astral. Astral is a media company that operates specialty and pay television channels, radio stations, digital media properties and out-of-home advertising platforms in Québec and across the rest of Canada. The transaction is valued at approximately $3.38 billion, including net debt of $380 million, and is expected to be funded with a combination of cash (approximately 75% of the equity purchase price) and BCE common equity (approximately 25% or $750 million), with BCE retaining the right to replace common equity with cash, in whole or in part, at closing.
     On May 24, 2012, the transaction was approved by 99.84% of the votes cast by holders of Class A non-voting shares (including 99.83% of the votes cast by disinterested holders of Class A non-voting shares), 99.95% of the votes cast by holders of Class B subordinate voting shares (including 99.85% of the votes cast by disinterested holders of Class B subordinate voting shares), and 100% of the votes cast by holders of special shares of Astral.
     On May 25, 2012, the Québec Superior Court approved the transaction.
     On July 10, 2012, BCE announced its proposal to contribute tangible benefits valued at $200 million in support of Canada’s broadcasting industry as part of its acquisition of Astral. The payment of tangible benefits is pursuant to Canadian Radio-television and Telecommunications Commission (CRTC) policy and is required for any transaction involving a change of control of a broadcast entity. The proposed benefits package includes $96 million for the development and production of additional Canadian programming of national interest and other on-screen initiatives in both official languages; $61 million in radio benefits; $40 million to support Canadian programming by making it more widely available in Canada’s North through the extension of next-generation broadband wireline and wireless service; and $3.5 million in media to support Bell Let’s Talk Day.
     BCE is proposing to sell 10 radio stations in Toronto, Vancouver, Calgary, Ottawa-Gatineau and Winnipeg to meet the CRTC’s Radio Common Ownership Policy.
     The CRTC will hold a public hearing commencing on September 10, 2012 to consider Bell’s acquisition of Astral. The transaction is also currently under review by the federal Competition Bureau. A break-up fee of up to $150 million would be payable by BCE to Astral should the transaction not close for regulatory reasons.
     The transaction is expected to close in the fourth quarter of 2012, subject to regulatory approval and other customary closing conditions.

Investment in MLSE

On December 9, 2011, BCE announced it had, together with the BCE Master Trust Fund, in a joint ownership arrangement with Rogers Communications Inc. (Rogers), agreed to purchase a net 75% ownership position in MLSE from Ontario Teachers’ Pension Plan Board (Teachers’). BCE’s cash commitment will total $525 million (or $398 million assuming the completion of a leveraged recapitalization of MLSE), representing a 28% indirect equity interest in MLSE. Through a co-investment arrangement with BCE, the BCE Master Trust Fund, an independent trust that holds and manages pension fund investments serving the pension obligations of BCE Group pension plans, will contribute $135 million toward the MLSE acquisition. BCE and the BCE Master Trust Fund will own an aggregate 37.5% interest in MLSE, equal to Rogers’ interest. We have obtained federal Competition Bureau and sports league approvals. The transaction is expected to close in the third quarter of 2012 subject to CRTC approval and other customary closing conditions.

Investment in Q9

On June 2, 2012, an investor group comprised of BCE, Teachers’, Providence Equity Partners LLC (Providence) and Madison Dearborn Partners LLC (Madison Dearborn) announced an agreement to acquire 100% of Canadian data centre operator Q9 for $1.1 billion. Under the agreement, BCE will contribute 30%, or $180 million, of the equity funding, and Teachers’, Providence and Madison Dearborn will contribute the remaining 70%, or $420 million. New debt financing by Q9, already committed, will fund the balance of the acquisition. The transaction is expected to close before the end of 2012, subject to regulatory approval and other customary closing conditions. Post closing, Bell expects to enter into a commercial agreement with Q9 to provide Bell with the ability to offer Bell’s national business customers access to Q9’s hosting and co-location services.
     With 11 data centres in Alberta, British Columbia and Ontario, Q9 is Canada’s leading provider of outsourced data centre solutions for organizations with mission-critical information technology (IT) operations. Q9 will continue to operate as a stand-alone entity and existing Q9 management will continue to operate the company. Q9 will be accounted for as an equity investment.

BCE INC.  Q2 2012  QUARTERLY REPORT  5

Management’s Discussion and Analysis

Settlement of privatization transaction lawsuit

BCE and its consortium partners in the acquisition of Q9 have committed to settle the legal proceeding initiated in 2008 by BCE, in connection with the proposed privatization of BCE, with terms to be finalized in advance of closing of the transaction. The settlement, which will consist of non-cash consideration, will be part of the acquisition of Q9 and is conditional on completion of the transaction.

Bell reinstates $3 billion Medium-Term Notes (MTN) program and completes new $1 billion public debt offering

On June 13, 2012, Bell Canada announced the reinstatement of its MTN program, enabling it to offer up to $3 billion of MTN Debentures from time to time until September 2013. Pursuant to this MTN program, Bell Canada proceeded with a public offering of $1 billion principal amount of MTN Debentures, Series M-25, which was completed on June 18, 2012. The $1 billion Series M-25 MTN Debentures will mature on June 18, 2019 and carry an annual interest rate coupon of 3.35%. These debentures are fully and unconditionally guaranteed by BCE. The net proceeds of the offering are to be used for general corporate purposes, including the repayment of outstanding commercial paper, and funding a portion of the cost of BCE’s acquisition of Astral.

Bell Fibe TV footprint expanded to more than 2.4 million households

We continued to expand Bell’s Fibe TV footprint in communities across Ontario and Québec. At the end of Q2 2012, Bell’s IPTV footprint encompassed more than 2.4 million households, up from approximately 1.2 million households at the end of Q2 2011.

Bell Mobility Inc. (Bell Mobility) launches latest wireless devices

During the second quarter, Bell Mobility continued to offer customers the latest in wireless devices with the introduction of several new smartphones, including the Samsung Galaxy S III and HTC One S. The Samsung Galaxy S III offers the latest version of the Android operating system, Ice Cream Sandwich, complemented by advanced features such as wireless fidelity (Wi-Fi) Direct to perform high-speed transfer of multimedia files, near field communication to enable mobile commerce or connect with other Galaxy S III users, an 8 megapixel camera and picture-in-picture display. The HTC One S is one of the thinnest-ever smartphones featuring a 4.3-inch super AMOLED screen with a 1.5 GHz dual-core processor and 8 megapixel camera. These latest devices allow Bell Mobility customers to experience the 4G speeds of our LTE wireless network.

Wi-Fi network footprint expansion

On July 5, 2012, Tim Hortons announced a partnership with Bell Mobility to provide free wireless network access in more than 2,000 of its locations across Canada. Tim Hortons expects more than 90% of its restaurants in Canada will have wireless access by September 2012. Customers will be able to log on to the public network from a variety of Wi-Fi enabled devices, including portable computers, iPads and other tablets and smartphones. Tim Hortons chose to partner with Bell after a rigorous six-month testing process with multiple service providers, which found Bell delivered a fast and reliable service. Along with partners such as McDonald’s and Indigo, Bell operates the largest Wi-Fi network in Canada.

Bell Media operating highlights

At the annual Los Angeles programming screenings in May, Bell Media secured an attractive mix of returning and new programs for its conventional TV fall schedules on its CTV and CTV Two networks. The new schedules feature Canada’s most-watched returning series along with a number of new programs for the Fall and mid-seasons. During the quarter, Bell Media maintained high audience levels across its conventional and specialty TV channels. CTV won the Spring season in total viewers and in all key advertising demographics, delivering 12 of the top 20 programs nationally among all viewers, while TSN and TSN2 viewership increased, year over year, due to higher audiences for the Euro 2012 Football Championships. The Bell Media family of websites streamed more than 450 million video views this quarter, supported by the launch of a new CTV.ca homepage in June 2012, and welcomed 14.9 million unique visitors on average each month, serving up 22 million hours of video and a total of 1.7 billion page views.
     At the recent Radio-Television News Directors Association (RTNDA) awards honouring the best programs, stations, and newsgathering organizations in both radio and television, CTV, CTV Two and several Bell Media radio stations won numerous awards including: Best Network Newscast – CTV National News with Lisa LaFlamme; Best Newscast (medium market) – CTV Barrie for CTV News at Six; and Large Market Coverage – CTV Edmonton for its coverage of the Slave Lake disaster.

6  BCE INC.  Q2 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

Quarterly Financial Information

BCE’s 2012 second quarter interim condensed financial report was prepared in accordance with International Financial Reporting Standards (IFRS) under International Accounting Standard (IAS) 34 – Interim Financial Reporting.
     The following table shows selected consolidated financial data of BCE, prepared in accordance with IFRS, for the eight most recently completed quarters.

		2012	2011				2010
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Operating revenues	4,923	4,909	5,166	4,910	4,955	4,466	4,679	4,517
EBITDA(1)	2,041	1,927	1,869	1,941	1,986	1,833	1,748	1,841
Severance, acquisition and other costs	(20)	(19)	1	(130)	(219)	(61)	(86)	(129)
Depreciation	(664)	(644)	(661)	(628)	(638)	(611)	(607)	(600)
Amortization	(178)	(181)	(181)	(180)	(183)	(179)	(193)	(181)
Net earnings	879	676	573	736	683	582	344	482
Net earnings attributable to common shareholders	773	574	486	642	590	503	318	454
Net earnings per common share
Basic	1.00	0.74	0.62	0.83	0.76	0.67	0.42	0.60
Diluted	1.00	0.74	0.62	0.83	0.76	0.67	0.42	0.60
Included in net earnings:
Severance, acquisition and other costs	(15)	(14)	2	(82)	(162)	(40)	(67)	(91)
Net gains on investments	–	8	–	–	89	–	–	–
Fair value adjustment on fund unit liability	–	–	–	–	–	–	(58)	(56)
Adjustment to reflect interest on fund unit liability as non-controlling interest	–	–	–	–	–	–	(3)	(10)
Adjusted net earnings(1)	788	580	484	724	663	543	446	611
Adjusted EPS(1)	1.02	0.75	0.62	0.93	0.86	0.72	0.59	0.81
Average number of common shares outstanding – basic (millions)	773.7	774.3	778.1	777.6	776.6	752.9	754.1	756.7

(1)	EBITDA, Adjusted net earnings and Adjusted EPS are non-GAAP financial measures. See Non-GAAP Financial Measures – EBITDA and Adjusted net earnings and adjusted EPS in this MD&A for more details, including, for Adjusted net earnings and Adjusted EPS, a reconciliation to the most comparable IFRS financial measures.

BCE INC.  Q2 2012  QUARTERLY REPORT  7

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about our performance in Q2 2012 and YTD 2012 compared with Q2 2011 and YTD 2011. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

CONSOLIDATED ANALYSIS

	Q2 2012	Q2 2011	% CHANGE		YTD 2012	YTD 2011	% CHANGE
Operating revenues	4,923	4,955	(0.6%	)	9,832	9,421	4.4%
Operating costs	(2,882)	(2,969)	2.9%		(5,864)	(5,602)	(4.7%	)
EBITDA	2,041	1,986	2.8%		3,968	3,819	3.9%
Severance, acquisition and other costs	(20)	(219)	90.9%		(39)	(280)	86.1%
Depreciation	(664)	(638)	(4.1%	)	(1,308)	(1,249)	(4.7%	)
Amortization	(178)	(183)	2.7%		(359)	(362)	0.8%
Finance costs
Interest expense	(206)	(226)	8.8%		(410)	(417)	1.7%
Interest on employee benefit obligations	(242)	(247)	2.0%		(485)	(489)	0.8%
Expected return on pension plan assets	268	259	3.5%		535	513	4.3%
Other income	53	145	(63.4%	)	33	123	(73.2%	)
Earnings before income taxes	1,052	877	20.0%		1,935	1,658	16.7%
Income taxes	(173)	(194)	10.8%		(380)	(393)	3.3%
Net earnings	879	683	28.7%		1,555	1,265	22.9%
Net earnings attributable to:
Common shareholders	773	590	31.0%		1,347	1,093	23.2%
Preferred shareholders	34	31	9.7%		69	60	15.0%
Non-controlling interest	72	62	16.1%		139	112	24.1%
Net earnings	879	683	28.7%		1,555	1,265	22.9%
Earnings per share (EPS)	1.00	0.76	31.6%		1.74	1.43	21.7%
Adjusted EPS	1.02	0.86	18.6%		1.77	1.58	12.0%

Operating Revenues

Total operating revenues for BCE were $4,923 million in the second quarter of 2012, down 0.6% from $4,955 million in the second quarter of 2011, due to slightly lower revenues at both Bell and Bell Aliant. In the first half of 2012, BCE operating revenues were $9,832 million, representing a 4.4% increase compared to operating revenues of $9,421 million in the first six months of 2011.
     Bell’s operating revenues declined 0.5% in Q2 2012 to $4,340 million from $4,362 million in Q2 2011, due to lower year-over-year revenue at our Bell Wireline segment, offset largely by higher revenue at both Bell Wireless and Bell Media. Operating revenues for Bell in the second quarter of 2012 were comprised of service revenues of $3,976 million, which were 0.6% lower than in the second quarter of 2011, and product revenues of $364 million, which decreased 0.1% over last year. In the first half of 2012, Bell’s operating revenues increased 5.2% to $8,673 million from $8,244 million in 2011, mainly as a result of the acquisition of CTV and higher revenue at Bell Wireless. Operating revenues for Bell in the first six months of 2012 were comprised of service revenues of $7,911 million, which were 5.9% higher than in the first six months of 2011, and product revenues of $762 million, which decreased 1.6% over last year.
     Bell Wireline revenues decreased 3.9% in Q2 2012 and 3.7% year to date, compared with the same periods in 2011, due mainly to the continued decline in traditional voice and data revenues, as well as richer upfront promotional discounts and retention credits for consumers as a result of aggressive competitive pricing on service bundle offers in the market. Higher TV and IP broadband connectivity revenues and increased data product sales to our business customers moderated this decline.
     Bell Wireless’ revenues grew 6.7% in the second quarter of 2012 and 6.1% in the first six months of the year as a result of increased service revenues from a larger postpaid subscriber base and increased data usage that generated higher blended ARPU year over year.
     Bell Media’s revenue increased 0.9% this quarter, due to higher subscriber fee revenue driven primarily by market-based rates charged to broadcast distributors through renegotiated agreements for certain Bell Media specialty sports and non-sports services. Lower year-over-year advertising revenues largely offset this improvement. In the first half of 2012, Bell Media’s revenue was $1,046 million. Revenue is not comparable to the first half of 2011 given that the acquisition of CTV occurred on April 1, 2011.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

8  BCE INC.  Q2 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

Operating Costs

Operating costs for BCE were $2,882 million in the second quarter of 2012, down 2.9% from $2,969 million in the same quarter last year, as a result of reduced operating costs at Bell. In the first half of 2012, BCE operating costs increased 4.7%, year over year, to $5,864 million from $5,602 million in 2011, due to higher operating costs at Bell that reflected the acquisition of CTV. Bell Aliant’s operating costs this quarter and in the first half of 2012 increased marginally to $362 million and $722 million, respectively, from $360 million and $714 million in the same periods last year, mainly due to higher TV costs consistent with growth in Bell Aliant’s FibreOP TV subscriber base, increased marketing and sales expenses attributable to increased FibreOP advertising and sales activity, and higher cost of product sales.
     Bell’s operating costs were $2,624 million in Q2 2012, down 3.1% from $2,708 million in Q2 2011. The year-over-year improvement was due to lower operating costs across all our segments. In the first half of 2012, Bell’s operating costs increased 5.3% to $5,352 million from $5,085 million in 2011, due to the acquisition of CTV, partly offset by lower operating costs at Bell Wireline.
     Lower operating costs at Bell Wireline, which improved 2.5% to $1,520 million this quarter and 2.9% to $3,096 million in the first half of 2012 from $1,559 million and $3,187 million in the same respective periods last year, were primarily the result of reduced labour costs, lower cost of goods sold due to decreased product revenues, lower operating taxes, billing and IT-related cost savings from previously renegotiated vendor contracts, lower fleet management costs, as well as the positive impact from an adjustment to TV broadcast licence fees payable to match the CRTC’s billing period. These factors were partly offset mainly by higher cost of revenue resulting from increased sales of long distance minutes, increased content and support costs to grow and manage Fibe TV, and increased advertising and sales promotions expenses.
     Bell Wireless’ operating costs were $805 million in Q2 2012, down 1.3% from $816 million in Q2 2011. The year-over-year reduction in wireless operating costs was due to lower labour costs resulting from workforce reduction initiatives undertaken in 2011 and higher network labour capitalization due to our LTE network build, as well as lower advertising and marketing costs. These factors were offset partly by higher payments to other carriers driven by increased data roaming volume, higher year-over-year customer retention costs, as well as higher customer service costs to support a growing base of smartphone customers. In the first half of 2012, wireless operating costs of $1,604 million were relatively stable year over year, compared to $1,606 million in 2011.
     Bell Media’s operating costs decreased 5.9% in Q2 2012 to $382 million from $406 million in Q2 2011, due to reduced labour and general and administrative expenses. Adjustments to provisions related to the Local Programming Improvement Fund (LPIF) and TV broadcast licence fees also contributed to lower operating costs at Bell Media this quarter. Year to date, Bell Media operating costs totalled $813 million, which included a non-cash charge of $44 million for amortization of the fair value of certain programming rights that resulted from the allocation of the purchase price for CTV. Media operating costs are not comparable to the first half of 2011 given that the acquisition of CTV occurred on April 1, 2011.
     Total pension current service cost at BCE increased to $62 million this quarter and $128 million year to date from $61 million and $120 million in the corresponding periods in 2011. Pension current service cost at Bell totalled $47 million in Q2 2012 and $99 million in the first half of 2012, up from $45 million and $89 million in the second quarter and first six months of 2011, respectively. The increase was attributable to the impact of a lower discount rate used to value employee benefit obligations, as well as to incremental pension costs from the acquisition of CTV. Pension current service cost at Bell Aliant was $15 million this quarter and $29 million year to date, compared to $16 million and $31 million in the same respective periods last year.

EBITDA

EBITDA at BCE increased 2.8% this quarter and 3.9% year to date to $2,041 million and $3,968 million, respectively, from $1,986 million and $3,819 million in the corresponding periods in 2011. The year-over-year increases were due to higher EBITDA at Bell, moderated by lower EBITDA at Bell Aliant. Accordingly, BCE’s EBITDA margin increased, year over year, to 41.5% in Q2 2012 from 40.1% in Q2 2011. In the first half of 2012, BCE’s EBITDA margin remained relatively stable, year over year, at 40.4% compared to 40.5% in 2011.
     Bell’s EBITDA was $1,716 million in Q2 2012 and $3,321 million year to date, up 3.7% and 5.1%, respectively, from $1,654 million and $3,159 million in the same periods last year. As a result, Bell’s EBITDA margin improved to 39.5% in Q2 2012 from 37.9% in Q2 2011. Year to date, Bell’s EBITDA margin was unchanged at 38.3%, despite the upfront costs associated with growing our Bell Fibe TV customer base and the inclusion of lower-margin Bell Media revenues in our operating results beginning in the second quarter of 2011. The year-over-year increase in Bell’s EBITDA both this quarter and year to date was driven by strong growth at Bell Wireless and Bell Media, offset partly by lower EBITDA at our Bell Wireline segment.
     EBITDA at our Bell Wireline segment decreased 5.9% in the second quarter and 4.9% in the first half of 2012, mainly as a result of lower year-over-year revenues, as described above, offset partly by reduced operating costs.
     Bell Wireless’ EBITDA grew 20.9% in Q2 2012 and 16.9% year to date, driven by higher wireless operating revenues, disciplined management of postpaid customer acquisition and retention spending as well as control over advertising and marketing expenses even as the level of competitive intensity remained high.

BCE INC.  Q2 2012  QUARTERLY REPORT  9

Management’s Discussion and Analysis

     Bell Media’s EBITDA increased 23.6% in Q2 2012, due to the combination of higher revenues and lower operating expenses, as described above. In the first half of 2012, Bell Media’s EBITDA was $233 million, which included amortization of $44 million related to fair value adjustments. Bell Media EBITDA is not comparable to the first half of 2011 given that the acquisition of CTV occurred on April 1, 2011.
     Bell Aliant’s EBITDA decreased 2.1% in the second quarter of 2012 and 2.0% in the first half of this year, due to lower operating revenues and higher operating costs year over year.
     See Segmented Analysis for a discussion of EBITDA on a segmented basis.

Severance, Acquisition and Other Costs

We recorded severance, acquisition and other costs of $20 million in the second quarter of 2012 and $39 million on a year-to-date basis. These included:

  severance charges related to voluntary and involuntary workforce reduction initiatives of $9 million in Q2 2012 and $23 million on a year-to-date basis acquisition and other costs of $11 million in Q2 2012 and $16 million on a year-to-date basis.

We recorded severance, acquisition and other costs of $219 million in the second quarter of 2011 and $280 million on a year-to-date basis. These included:

  severance charges related to voluntary and involuntary workforce reduction initiatives of $18 million in Q2 2011 and $61 million on a year-to-date basis acquisition and other costs of $201 million in the second quarter of 2011 and $219 million on a year-to-date basis. Acquisition costs included $164 million relating to the CRTC tangible benefit obligation that we were ordered to pay over seven years to benefit the Canadian broadcasting system as part of our acquisition of CTV. Other costs included $20 million relating to the write-off of remaining payments on certain leased equipment and $10 million relating to an administrative amount levied by the federal Competition Bureau pursuant to a consent agreement.

Depreciation and Amortization

Depreciation

Depreciation of $664 million in the second quarter of 2012 represented an increase of $26 million, or 4.1%, compared to $638 million for the same period last year due to a higher depreciable asset base in 2012 as we continued to invest in our broadband and wireless networks.
     Depreciation of $1,308 million on a year-to-date basis in 2012 represented an increase of $59 million, or 4.7%, compared to $1,249 million in 2011. The increase was due to a higher depreciable asset base in 2012 and incremental depreciation due to our acquisition of CTV on April 1, 2011.

Amortization

Amortization of $178 million in the second quarter of 2012 decreased when compared to $183 million for the same period last year as certain assets were fully amortized in 2011.
     Amortization of $359 million on a year-to-date basis in 2012 decreased when compared to $362 million in 2011 due to a lower asset base in 2012, partly offset by incremental amortization resulting from our acquisition of CTV on April 1, 2011.
     Amortization expense related to the fair value of certain programming rights, which resulted from the allocation of the purchase price for CTV, of $21 million in Q2 2012 and $44 million on a year-to-date basis, compared to $21 million for both the three and six months ended June 30, 2011, was included in operating costs.

Finance Costs

Interest expense

Interest expense of $206 million in the second quarter of 2012 and $410 million on a year-to-date basis represented decreases of $20 million, or 8.8%, and $7 million, or 1.7%, respectively, compared to $226 million in Q2 2011 and $417 million on a year-to-date basis in 2011. These decreases are a result of underwriting fees incurred for financing the CTV acquisition in 2011, lower interest expense on the securitized trade receivables program due to a lower average securitized balance, and lower average interest rates on debt. These decreases were partly offset by increased interest as average debt levels increased.

10  BCE INC.  Q2 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

Interest on employee benefit obligations

Interest on employee benefit obligations of $242 million in the second quarter of 2012 and $485 million on a year-to-date basis represented decreases of $5 million, or 2.0%, and $4 million, or 0.8%, respectively, compared to $247 million and $489 million, for the same periods last year. In 2012, a lower discount rate was used to value our employee benefit obligations because of a reduction in market interest rates. This was partly offset by higher interest on a higher benefit obligation. On a year-to-date basis, the acquisition of CTV’s benefit obligation on April 1, 2011 also moderated the decrease.

Expected Return on Pension Plan Assets

The expected return on pension plan assets of $268 million in the second quarter of 2012 and $535 million on a year-to-date basis represented increases of $9 million, or 3.5%, and $22 million, or 4.3%, respectively, compared to $259 million in the second quarter of 2011 and $513 million on a year-to-date basis in 2011. These increases were a result of higher assets in the pension plans in 2012 due to contributions to the plan, including a voluntary contribution of $750 million in December 2011, partly offset by the decrease in the return on pension plan assets in 2012. On a year-to-date basis, our acquisition of CTV on April 1, 2011 also contributed to the increase.

Other Income

Other income of $53 million in the second quarter of 2012 represented a decrease of $92 million, or 63%, compared to $145 million in the second quarter of 2011. Net mark-to-market gains were $36 million in Q2 2012, compared to gains of $25 million for the same period last year. In the second quarter of 2011, we recognized a gain on remeasurement of $89 million on our previously held 15% equity interest in CTV as at the acquisition date.
     Other income of $33 million in the first half of 2012 represented a decrease of $90 million, or 73%, compared to $123 million for the same period last year. In 2011, we recognized a gain on remeasurement of $89 million on our previously held 15% equity interest in CTV as at the acquisition date partly offset by an impairment of our Calgary Westwinds campus that was under a finance lease of $21 million.

Income Taxes

Income taxes of $173 million in the second quarter of 2012 and $380 million on a year-to-date basis represented decreases of $21 million, or 10.8%, and $13 million, or 3.3%, respectively, compared to $194 million in the second quarter of 2011 and $393 million for the first six months of 2011. These decreases are due to the resolution of uncertain tax matters in Q2 2012 and a lower corporate tax rate. The decreases were partly offset by higher taxable income in 2012 and higher deferred tax expense as income tax expense includes an amount to reflect the Ontario corporate tax rate increase for future years.

Net Earnings and EPS

Net earnings attributable to common shareholders for the second quarter of 2012 was $773 million, or $1.00 per common share, compared with net earnings of $590 million, or $0.76 per common share, for the same period last year. In the first six months of 2012, net earnings attributable to common shareholders was $1,347 million, or $1.74 per common share, compared with net earnings of $1,093 million, or $1.43 per common share, for the same period last year. The increase in 2012 was a result of higher EBITDA, lower severance, acquisition and other costs, lower interest expense and lower tax expense. These increases were partly offset by higher depreciation and lower gains on investments.
     Excluding the impact of severance, acquisition and other costs, and net gains on investments, Adjusted net earnings was $788 million in the second quarter of 2012, an increase of $125 million compared to $663 million for the same period last year. As a result, Adjusted EPS increased by 18.6% in Q2 2012 to $1.02 per common share from $0.86 per common share in Q2 2011. Similarly, Adjusted net earnings was $1,368 million in the first half of 2012, an increase of $162 million compared to $1,206 million for the same period last year. As a result, Adjusted EPS increased by 12.0% on a year-to-date basis to $1.77 per common share from $1.58 per common share for the six months ended in 2011.

BCE INC.  Q2 2012  QUARTERLY REPORT  11

Management’s Discussion and Analysis

SEGMENTED ANALYSIS

Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

OPERATING REVENUES	Q2 2012	Q2 2011	% CHANGE		YTD 2012	YTD 2011	% CHANGE
Bell Wireline	2,528	2,630	(3.9%	)	5,107	5,302	(3.7%	)
Bell Wireless	1,361	1,276	6.7%		2,681	2,527	6.1%
Bell Media	534	529	0.9%		1,046	529	97.7%
Inter-segment eliminations	(83)	(73)	(13.7%	)	(161)	(114)	(41.2%	)
Bell	4,340	4,362	(0.5%	)	8,673	8,244	5.2%
Bell Aliant	687	692	(0.7%	)	1,369	1,374	(0.4%	)
Inter-segment eliminations	(104)	(99)	(5.1%	)	(210)	(197)	(6.6%	)
Total operating revenues	4,923	4,955	(0.6%	)	9,832	9,421	4.4%

EBITDA	Q2 2012	Q2 2011	% CHANGE		YTD 2012	YTD 2011	% CHANGE
Bell Wireline	1,008	1,071	(5.9%	)	2,011	2,115	(4.9%	)
Bell Wireless	556	460	20.9%		1,077	921	16.9%
Bell Media	152	123	23.6%		233	123	89.4%
Bell	1,716	1,654	3.7%		3,321	3,159	5.1%
Bell Aliant	325	332	(2.1%	)	647	660	(2.0%	)
Total EBITDA	2,041	1,986	2.8%		3,968	3,819	3.9%

Bell Wireline Segment

Bell Wireline Revenue

Starting in the first quarter of 2012, we have included TV service revenues in data revenues to align with the reporting practices of our peers. As a result, we have restated prior period results within Bell Wireline. The previously reported Wireline segment and consolidated results did not change as a result of this restatement.

BELL WIRELINE REVENUE	Q2 2012	Q2 2011	% CHANGE		YTD 2012	YTD 2011	% CHANGE
Local and access	665	726	(8.4%	)	1,343	1,455	(7.7%	)
Long distance	206	227	(9.3%	)	418	461	(9.3%	)
Data	1,395	1,393	0.1%		2,813	2,808	0.2%
Equipment & other	185	208	(11.1%	)	377	427	(11.7%	)
Total external revenues	2,451	2,554	(4.0%	)	4,951	5,151	(3.9%	)
Inter-segment revenues	77	76	1.3%		156	151	3.3%
Total Bell Wireline revenue	2,528	2,630	(3.9%	)	5,107	5,302	(3.7%	)

Bell Wireline revenues totalled $2,528 million in the second quarter of 2012, down 3.9% from $2,630 million in the second quarter of 2011. Year-over-year revenue declines of $61 million in local and access, $21 million in long distance and $23 million in equipment and other were offset partly by a $2 million increase in data revenue.
     In the first half of 2012, Bell Wireline revenues decreased 3.7% to $5,107 million from $5,302 million in the same six-month period in 2011, reflecting year-over-year revenues declines of $112 million in local and access, $43 million in long distance and $50 million in equipment and other, offset partly by a $5 million improvement in data revenue.

Local and access

Local and access revenues declined 8.4% in the second quarter of 2012 and 7.7% in the first half of 2012 to $665 million and $1,343 million, respectively, from $726 million and $1,455 million in the same periods in 2011. The decreases were driven by ongoing residential NAS erosion attributable to competition, matching of competitive pricing offers in the marketplace, and technological substitution to wireless and Internet-based services. The decline both this quarter and year to date also reflected fewer business voice access lines resulting from technological substitution to data services and competition, as well as repricing pressures within all of our business markets. Additionally, the non-recurrence of revenues generated in the second quarter of 2011 from the provision of voice network services for the federal election contributed to the decline in local and access revenues this quarter. The favourable impact of price increases moderated the overall decline in local and access revenues year over year.
     Our total NAS net losses in the second quarter and first six months of 2012 were 119,545 and 216,075, respectively, compared to net losses of 100,497 and 159,740 in the corresponding periods last year, reflecting a higher number of residential and business NAS line losses year over year. The results for the second quarter and first half of 2011 reflect the favourable impact of wholesale residential and business customer migrations from a cable competitor via a third-party reseller of telecommunications services, which began in Q4 2010 and were completed substantially in Q2 2011. Excluding the impact of this third-party reseller, our

12  BCE INC.  Q2 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

combined residential and business NAS net losses decreased 9.7% this quarter and 4.8% year to date to 113,597 and 203,296, respectively, from 125,840 and 213,534 in the corresponding periods last year.
     Residential NAS line losses increased 2.3% this quarter and 5.9% year to date to 85,427 and 156,546, respectively, from 83,479 and 147,766 in the corresponding periods in 2011. The year-over-year increase in residential NAS line losses can be attributed primarily to wholesale customer losses to competitors incurred by the aforementioned third-party reseller of telecommunications services. Excluding the impact of this third-party reseller, our residential NAS line losses improved 17.1% in Q2 2012 and 11.4% in the first six months of 2012 to 82,136 and 149,135, respectively, from 99,025 and 168,416 last year. The improvement in residential access line losses year over year can be attributed to the positive pull-through effect of service bundle offers that include our Fibe TV and Fibe Internet services, competitive retention offers and customer winbacks. However, residential NAS performance continued to be affected by customer losses to cable TV competitors, due to their aggressive service bundle pricing and promotional activities, as well as by increasing wireless and Internet-based technology substitution.
     Business NAS line losses totalled 34,118 in Q2 2012 and 59,529 in the first half of 2012, compared to 17,018 and 11,974 in the same periods last year. The year-over-year increase in business access line losses reflected ongoing conversion of voice lines to IP-based services, continued soft overall demand for new installations and higher wholesale customer deactivations. Additionally, customer losses experienced by the aforementioned third-party reseller of telecommunications services also contributed to the increase in business NAS line losses this quarter. Excluding the impact of this third-party reseller, our business NAS line losses were 31,461 this quarter and 54,161 year to date, compared to 26,815 and 45,118 in the corresponding periods in 2011. Although we continued to face intense competition in the mass and mid-sized business markets, due to the effectiveness of our retention strategies we had fewer customer deactivations in these customer segments year over year.
     At June 30, 2012, our combined residential and business NAS customer base totalled 5,885,581 lines (comprised of 3,119,575 residential lines and 2,766,006 business lines), compared to 6,315,965 lines (comprised of 3,461,121 residential lines and 2,854,844 business lines) at the end of the second quarter of 2011. This corresponds to an annualized rate of NAS erosion of 6.8% in Q2 2012, comprising residential and business NAS erosion rates of 9.9% and 3.1%, respectively, compared to 4.8% in Q2 2011, comprising residential and business NAS erosion rates of 6.8% and 2.2%, respectively.

Long distance

Long distance revenues were $206 million in Q2 2012 and $418 million year to date, down 9.3% from $227 million and $461 million in the same periods in 2011. The year-over-year declines reflected fewer minutes of use by residential and business customers resulting from NAS line losses and technology substitution to wireless calling and IP-based services, ongoing toll competition and rate pressures in our business markets, as well as the continuing shift by residential customers from per-minute rate plans to unlimited or high-usage packages for a set monthly price. Increased sales of global long distance minutes and the positive impact of price increases moderated the overall rate of long distance revenue erosion year over year.

Data

Data revenues totalled $1,395 million in the second quarter of 2012, up 0.1% from $1,393 million in the second quarter of 2011. The year-over-year improvement was attributable mainly to higher TV and IP broadband connectivity revenues and increased data product sales primarily to large enterprise customers. These increases were offset largely by a continued decline in legacy data revenues attributable to ongoing business customer migration to IP-based systems, competitive losses, pricing pressures in our business and wholesale market segments and a lower volume of digital network access circuits in use by our business customers reflecting a low level of economic growth. The impact of richer upfront promotional discounts and retention credits, compared to the previous year, on residential service bundle offers that include Fibe TV and Fibe Internet also moderated overall data revenue growth this quarter. Similarly, in the first half of 2012, data revenues were 0.2% higher year over year, increasing to $2,813 million from $2,808 million last year, despite the negative impact in the first quarter of this year from the reclassification of our Sympatico.ca portal revenues, which we began reporting in our Bell Media segment starting in the second quarter of 2011, and the impact of richer upfront promotional discounts and retention credits as described above.
     We incurred a net loss of 664 high-speed Internet customers in the second quarter of 2012, compared to net activations of 1,275 in the same quarter last year. This brought the total number of net activations in the first six months of 2012 to 11,729, down from 14,436 in the corresponding period last year. Although high-speed Internet net subscriber activations decreased compared to 2011, mainly due to higher residential customer churn driven by aggressive price competition, Internet subscriber activations in 2012 reflect the pull-through of Fibe TV customer activations and continued broadband fibre service expansion. At June 30, 2012, our total high-speed Internet connections were 2,103,528, compared to 2,111,762 one year earlier. The figure for 2012 includes a beginning-of-year adjustment to reduce our subscriber base by 20,953 customers to reflect the decommissioning of our WiMax network and our decision to shut down our cable TV business in Montréal in 2012. The market for these Internet services is declining over time as customers migrate to newer, fibre optic-based wireline and wireless technologies. This subscriber base adjustment did not impact net subscriber activations for 2012.
     TV net subscriber activations increased to 16,758 in Q2 2012 from 6,292 net activations in Q2 2011. This brought the total number of TV net activations in the first six months of 2012 to 34,381, up from 14,350 in the same period last year. TV subscriber acquisition in 2012 has been supported by increased sales of Fibe TV, reflecting customer demand as we further expand our IPTV service footprint and enhance our service bundle offers in many urban markets to include Fibe TV and Fibe Internet

BCE INC.  Q2 2012  QUARTERLY REPORT  13

Management’s Discussion and Analysis

services. Fibe TV net customer activations totalled 38,477 this quarter and 71,920 year to date, compared to 14,367 and 25,265 in the corresponding periods last year. Decreased satellite TV net activations attributable to the roll-outs of IPTV service by other competing service providers, aggressive customer conversion offers from cable TV competitors, and Bell customer migrations to Fibe TV moderated the overall increase in TV subscriber net activations year over year. At June 30, 2012, our TV subscriber base totalled 2,128,433, representing a 3.8% increase since the end of the second quarter of 2011. The figure for 2012 includes a beginning-of-year adjustment to write-off 9,527 cable TV customers following our decision to shut down our cable TV business in Montréal this year. We continue to offer TV service in the affected areas of Montréal through our satellite TV platform or Fibe TV. The subscriber base adjustment did not impact net subscriber activations for 2012.

Equipment & other

Equipment and other revenues were down 11.1% this quarter and 11.7% year to date to $185 million and $377 million, respectively, from $208 million and $427 million in the same periods in 2011. The decreases were due mainly to lower year-over-year legacy wireline telecommunications equipment sales, promotional offers at Bell TV that reduced the average retail price of our premium TV set-top boxes (STBs), a higher proportion of TV STB rentals this year compared to 2011, and lower consumer electronics equipment sales at The Source (Bell) Electronics Inc. (The Source).

Bell Wireline EBITDA

EBITDA for our Bell Wireline segment was $1,008 million in the second quarter of 2012, down 5.9% from $1,071 million in the second quarter of 2011. Similarly, in the first six months of 2012, wireline EBITDA decreased 4.9% to $2,011 million from $2,115 million in the same period last year. These results corresponded to EBITDA margins of 39.9% this quarter and 39.4% year to date, compared to 40.7% and 39.9% in the same periods in 2011.
     The year-over-year declines in Bell Wireline EBITDA were due to lower operating revenues as described above, partly offset by reduced operating costs which improved 2.5% this quarter and 2.9% year to date to $1,520 million and $3,096 million, respectively, from $1,559 million and $3,187 million in the same periods in 2011. The year-over-year improvement in wireline operating costs was mainly due to:

  a decline in labour costs due to a reduced workforce and decreased use of outsourced labour and contractors lower cost of goods sold due to a decrease in total wireline product revenues

  IT savings from reduced contract maintenance costs, as well as lower print and mailing costs for customer billing lower operating taxes

  lower fleet management costs

  reduced call volumes in our residential customer contact centres other efficiency gains resulting from productivity and ongoing service improvements in both our field operations and residential services call centres.

In addition, wireline operating costs were impacted positively this quarter by an adjustment to TV broadcast licence fees payable to match the CRTC’s billing period.
     Higher cost of revenue resulting from increased sales of global long distance minutes, increased content and support costs to grow and manage Fibe TV, increased advertising and sales promotion expenses and higher pension current service costs, partly offset the year-over-year improvement in Bell Wireline operating costs in the second quarter and first six months of 2012.

Bell Wireless Segment

Bell Wireless Revenue

BELL WIRELESS REVENUE	Q2 2012	Q2 2011	% CHANGE	YTD 2012	YTD 2011	% CHANGE
Service	1,248	1,174	6.3%	2,462	2,319	6.2%
Product	99	92	7.6%	193	191	1.0%
Total external revenues	1,347	1,266	6.4%	2,655	2,510	5.8%
Inter-segment revenues	14	10	40.0%	26	17	52.9%
Total Bell Wireless revenue	1,361	1,276	6.7%	2,681	2,527	6.1%

Bell Wireless operating revenues, comprised of network service and product revenues, increased 6.7% to $1,361 million in the second quarter of 2012 and 6.1% to $2,681 million in the first half of 2012 from $1,276 million and $2,527 million, respectively, in the same periods last year.

14  BCE INC.  Q2 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

     Wireless service revenue was up 6.3% this quarter and 6.2% year to date to $1,248 million and $2,462 million, respectively, from $1,174 million and $2,319 million in the same periods in 2011. The year-over-year increases were the result of growth in wireless data usage and revenue from postpaid subscriber growth and accelerated smartphone adoption, which contributed to higher blended ARPU. Wireless data revenue in 2012 was 31% higher this quarter and year to date, while wireless voice revenue decreased 3.6% and 3.4% in the second quarter and first half of 2012, respectively, compared to last year. Wireless service revenue growth this year was impacted negatively by richer rate plan offers, as well as increased customer acquisition credits and loyalty discounts offered on contract renewals in light of ongoing competitive pressure to lower prices.
     Product revenue was 7.6% higher in Q2 2012, increasing to $99 million from $92 million. The year-over-year improvement reflected an increased sales mix of more expensive smartphones including device upgrades, year over year, despite a lower overall number of gross postpaid subscriber activations and customer upgrades. Similarly, in the first half of 2012, product revenue increased 1.0% to $193 million from $191 million in the previous year even with lower average handset pricing driven by competitors’ discounted acquisition offers and lower volumes.
     Blended ARPU was $55.37 in Q2 2012 and $54.60 in the first half of 2012, up 4.5% and 4.3%, respectively, compared to $52.99 and $52.34 in the corresponding periods in 2011. Growth in blended ARPU was primarily the result of increasing data usage reflecting a greater percentage of higher-value postpaid customers using smartphones in our subscriber base year over year, partly offset by declining voice ARPU. Data ARPU growth of 28.2% this quarter and 28.0% year to date reflected increased use of e-mail, wireless Internet, text messaging and other mobile applications, as well as increased adoption of data plans driven by increased penetration of smartphones and other data devices such as tablets. Voice ARPU declined 5.2% this quarter and 5.1% year to date, mainly as a result of competitive pricing pressures and lower usage by customers increasingly substituting for data features and services. The voice ARPU decline also reflects increased use by customers of included-minute rate plans.
     Postpaid gross activations totalled 327,335 in Q2 2012 and 620,907 in the first six months of 2012, compared to 341,645 and 641,302 in the same respective periods last year. The year-over-year decrease in postpaid gross activations mainly reflected our disciplined focus on balancing subscriber growth with profitability, as well as aggressive acquisition offers targeted particularly at lower-value subscribers from both new entrants and incumbent operators’ discount brands. Increased competitive intensity was evident in price competition and more unlimited-usage rate plan offers featuring low-priced devices. As a result of our continued focus on acquiring higher-value postpaid customers, the percentage of subscribers with smartphones increased to 55% of our overall postpaid subscriber base at June 30, 2012, compared to 38% one year earlier. These subscribers typically generate significantly higher ARPU and have lower churn rates than those with messaging and voice-only mobile devices.
     Prepaid gross activations decreased 24.3% in Q2 2012 to 100,930 from 133,255 in Q2 2011, due primarily to aggressive acquisition offers from the newer wireless entrants for lower-value subscribers. Year to date, prepaid gross activations totalled 195,504, down from 257,397 in the first half of 2011.
     Total gross wireless activations decreased 9.8% in Q2 2012 and 9.2% in the first six months of this year to 428,265 and 816,411, respectively, from 474,900 and 898,699 in the corresponding periods in 2011, due to lower prepaid and postpaid gross activations year over year.
     Our blended wireless churn rate improved to 1.7% in Q2 2012 from 2.0% in Q2 2011, due to lower postpaid churn. Postpaid churn decreased to 1.3% this quarter from 1.5% in the second quarter of 2011, reflecting the success of retention investments and lower customer deactivation rates on smartphones. Prepaid churn in the second quarter remained stable, year over year, at 3.7%. Similarly, in the first six months of 2012, blended churn decreased to 1.8% from 2.0% in the same six-month period last year as postpaid churn improved year over year, decreasing to 1.3% from 1.5% in 2011. Year to date, prepaid churn increased to 3.8% from 3.7% in 2011, due to a high level of competitive intensity, particularly at the low end of the consumer market, reflecting richer acquisition offers that include unlimited voice and data usage rate plans and deeply discounted handsets.
     Postpaid net activations increased 8.2% this quarter to 102,067 from 94,309 in Q2 2011, due to lower customer churn year over year. In the first half of 2012, postpaid net activations totalled 164,643, down from 174,957, mainly as a result of lower gross activations and fewer customer migrations from prepaid service compared to the previous year. Prepaid net customer losses decreased to 54,859 in Q2 2012 from 57,802 in Q2 2011, despite fewer gross activations year over year, mainly as a result of fewer customer deactivations. Year to date, prepaid net customer losses were 138,762 compared to 133,158 in the first half of 2011. At June 30, 2012, we provided service to 7,453,363 wireless subscribers, representing a 2.3% increase since the end of Q2 2011. At the end of this quarter, the proportion of Bell Wireless customers subscribing to postpaid service increased to 82.4% from 78.5% at Q2 2011. Postpaid subscribers have a higher value compared to prepaid customers as they generate substantially higher ARPU and lower churn.

Bell Wireless EBITDA

Our Bell Wireless segment reported EBITDA of $556 million in the second quarter of 2012, up 20.9% from $460 million in the second quarter of 2011. This year-over-year increase was the result of higher wireless operating revenues as described above, and well-controlled operating costs. Bell Wireless’ EBITDA margin as a percentage of wireless service revenue increased to 44.6% in Q2 2012 from 39.2% in Q2 2011. The year-over-year improvement in wireless EBITDA margin resulted from disciplined spending on subscriber acquisition and customer retention in combination with solid service revenue growth. In the first half of

BCE INC.  Q2 2012  QUARTERLY REPORT  15

Management’s Discussion and Analysis

2012, Bell Wireless’ EBITDA increased 16.9% to $1,077 million from $921 million last year for primarily the same reasons as in the second quarter of 2012. This corresponded to an EBITDA margin as a percentage of wireless service revenue of 43.7% for the first half of 2012, compared to 39.7% last year.
     Bell Wireless operating costs in Q2 2012 were lower year over year, decreasing 1.3% to $805 million from $816 million in Q2 2011. The improvement can be attributed largely to lower labour costs resulting from workforce reduction initiatives undertaken in 2011 and higher network labour capitalization due to our LTE network build, as well as lower advertising and marketing costs. Additionally, Bell Wireless operating costs were positively impacted this year by the non-recurrence of approximately $12 million of costs recorded in Q2 2011 primarily in respect of settlement adjustments with other carriers and a provision for a class action lawsuit on early termination fees. Higher payments to other carriers driven by increased data roaming volume, higher year-over-year customer retention costs, as well as higher customer service costs to support a growing base of smartphone customers using more sophisticated data services and applications, partly offset the year-over-year improvement in wireless operating costs this quarter. Year to date, wireless operating costs remained relatively stable, slightly decreasing to $1,604 million in the first half of 2012 from $1,606 million in the first half of 2011.
     Wireless cost of acquisition (COA) per gross activation decreased 4.8% in Q2 2012 to $381 from $400 in Q2 2011, despite a higher proportion of postpaid and smartphone customer activations this quarter compared to the second quarter last year, continued aggressive handset pricing in the market and higher commissions due to a higher smartphone mix. The year-over-year improvement was driven by a higher number of unsubsidized customer activations, disciplined device pricing and lower spending on advertising and sales promotions. Year to date, wireless COA per gross activation remained relatively unchanged compared to 2011, increasing to $389 from $384.

Bell Media Segment

Bell Media Revenue

BELL MEDIA REVENUE	Q2 2012	Q2 2011	% CHANGE		YTD 2012	YTD 2011	% CHANGE
Total external revenues	494	500	(1.2%	)	972	500	94.4%
Inter-segment revenues	40	29	37.9%		74	29	n.m.
Total Bell Media revenue	534	529	0.9%		1,046	529	97.7%

n.m.: not meaningful

Bell Media’s operating revenue increased 0.9% this quarter to $534 million from $529 million in Q2 2011, due mainly to market-based rates charged to broadcast distributors through renegotiated agreements for certain Bell Media specialty sports and non-sports TV services. Lower advertising revenues, both nationally and locally across Bell Media’s television, radio and digital media properties, largely offset this improvement. Advertising sales, particularly in conventional television, continued to be impacted adversely this quarter by soft advertising markets across most industry sectors as a result of a slow-growing and uncertain economy. Additionally, advertising revenue in the second quarter of 2011 benefitted from stronger NHL Hockey playoff ratings and the federal election. In the first half of 2012, Bell Media’s revenue was $1,046 million. Bell Media operating revenue is not comparable to the first half of 2011 given that the acquisition of CTV occurred on April 1, 2011.
     On July 20, 2012, the CRTC settled a dispute between Bell Media and the Canadian Independent Distributors Group (CIDG) and TELUS Communications Company (TELUS) in respect of fees to be paid for certain of Bell Media’s specialty TV services. With this settlement, Bell has renewed deals with all Canadian broadcasting distribution undertakings (BDUs).

Bell Media EBITDA

Bell Media’s EBITDA increased 23.6% in the second quarter of 2012 to $152 million from $123 million in the second quarter of 2011, due to higher operating revenues as described above and lower operating expenses. In the first half of 2012, Bell Media’s EBITDA was $233 million, which included $44 million of amortization for fair value adjustments to certain programming rights recognized as part of the acquisition of CTV. Bell Media EBITDA for the first half of 2012 is not comparable to 2011 given that the acquisition of CTV occurred on April 1, 2011.
     Bell Media’s operating costs decreased 5.9% this quarter to $382 million from $406 million in the second quarter of 2011, due mainly to reduced labour and general and administrative expenses. Adjustments to provisions related to the LPIF and TV broadcast licence fees also contributed to lower operating costs at Bell Media this quarter. Higher programming and production costs attributable to rights for certain sports content and for RDS2, a French-language specialty sports service that was launched in October 2011, moderated the year-over-year improvement in operating costs. Year to date, Bell Media operating costs totalled $813 million, which included a non-cash charge of $44 million for amortization of fair value adjustments to programming rights.

16  BCE INC.  Q2 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

Bell Aliant Segment

Bell Aliant Revenue

BELL ALIANT REVENUE	Q2 2012	Q2 2011	% CHANGE		YTD 2012	YTD 2011	% CHANGE
Local and access	293	310	(5.5%	)	586	618	(5.2%	)
Long distance	82	91	(9.9%	)	164	181	(9.4%	)
Data	192	175	9.7%		381	347	9.8%
Wireless	23	21	9.5%		45	42	7.1%
Equipment & other	41	38	7.9%		78	72	8.3%
Total external revenues	631	635	(0.6%	)	1,254	1,260	(0.5%	)
Inter-segment revenues	56	57	(1.8%	)	115	114	0.9%
Total Bell Aliant revenue	687	692	(0.7%	)	1,369	1,374	(0.4%	)

Bell Aliant revenues decreased 0.7% to $687 million in the second quarter of 2012 and 0.4% to $1,369 million in the first half of 2012 from $692 million and $1,374 million in the same respective periods last year. The continued erosion of Bell Aliant’s legacy voice business was offset partly by higher revenues from growth in Internet, data, TV and wireless, as well as higher equipment and other sales.
     Local and access revenues decreased 5.5% and 5.2% in the second quarter and first half of 2012, respectively, to $293 million and $586 million from $310 million and $618 million in the corresponding periods last year. The year-over-year decline was due to a 5.2% decline in the NAS customer base since the end of the second quarter of 2011, reflecting competitive losses driven by aggressive pricing by competitors, substitution for other services including wireless and voice over Internet protocol (VoIP), as well as a decline in contribution subsidies. Price increases moderated the impact of a declining NAS customer base on revenues. At June 30, 2012, Bell Aliant had 2,569,983 NAS lines, compared to 2,710,466 NAS one year earlier.
     Long distance revenues were $82 million and $164 million this quarter and year to date, respectively, down 9.9% and 9.4% from $91 million and $181 million in the same periods in 2011. The decline was primarily the result of lower NAS, technology substitution to wireless and IP-based services, as well as customer migration from legacy per-minute plans to flat rate plans. The effects of these declines were offset partly by select price increases.
     Data revenues increased 9.7% this quarter and 9.8% year to date to $192 million and $381 million, respectively, from $175 million and $347 million in the same periods last year. The year-over-year improvement was due mainly to higher Internet and IPTV revenues. Growth in Internet revenues was driven by higher residential Internet ARPU resulting from increased customer demand for more bandwidth and premium services, price increases and a larger high-speed subscriber base. At June 30, 2012, Bell Aliant had 906,151 high-speed Internet subscribers compared to 883,329 subscribers one year earlier. Higher IPTV service revenues from growth in Bell Aliant’s FibreOP TV customer base, as well as increased IP broadband connectivity revenues also contributed to higher data revenues this quarter. At June 30, 2012, Bell Aliant had 95,136 IPTV customers, which included 65,256 FibreOP customers, compared to 59,169 at the end of the second quarter of 2011, which included 19,662 FibreOP customers.
     Wireless revenues totalled $23 million in the second quarter of 2012 and $45 million in the first half of 2012, compared to $21 million and $42 million in the corresponding periods last year, due to subscriber and ARPU growth. At June 30, 2012, Bell Aliant had 140,237 wireless customers, an 8.0% increase since the end of the second quarter of 2011.
     Equipment and other revenues increased 7.9% and 8.3% in the second quarter and first half of 2012, respectively, to $41 million and $78 million from $38 million and $72 million in the same periods last year. The year-over-year increase was due mainly to increased telecommunications equipment sales to business customers in Atlantic Canada.

Bell Aliant EBITDA

EBITDA at Bell Aliant decreased 2.1% in the second quarter of 2012 to $325 million from $332 million in the second quarter of 2011. Similarly, Bell Aliant’s EBITDA in the first six months of 2012 was down 2.0% to $647 million from $660 million in the same six-month period in 2011. The year-over-year declines were driven by lower overall operating revenues as described previously and slightly higher operating costs.
     Bell Aliant’s operating costs were $362 million this quarter and $722 million year to date, compared to $360 million and $714 million in the same periods last year. The slight year-over-year increases were due to higher TV costs as a result of IPTV content growth, increased marketing and sales expenses attributable to growth in FibreOP subscribers and increased FibreOP advertising, and higher cost of product sales. These increases were offset partly by lower labour costs from workforce reductions in 2011 and decreased operating taxes.

BCE INC.  Q2 2012  QUARTERLY REPORT  17

Management’s Discussion and Analysis

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

NET DEBT

	JUNE 30,	DECEMBER 31,
	2012	2011
Debt due within one year(1)	1,526	2,106
Long-term debt	14,095	12,721
Preferred shares(2)	1,698	1,558
Cash and cash equivalents	(788)	(175)
Net debt	16,531	16,210

(1)	Includes bank advances and notes payable and securitized trade receivables
(2)	Assumes 50% debt classification of outstanding preferred shares of $3,395 million and $3,115 million at June 30, 2012 and December 31, 2011, respectively, consistent with the treatment by certain credit rating agencies

Net debt increased $321 million to $16,531 million in the first six months of 2012 due to an increase in long-term debt and preferred shares, partly offset by an increase in cash and cash equivalents and a decrease in debt due within one year.
     The increase in long-term debt and preferred shares was due to:

  an increase in our finance lease obligations of $704 million, of which $476 million relates to Nimiq VI, a new satellite which was placed in service in June 2012 the issuance of MTN Debentures at Bell Canada with a total principal amount of $1 billion the issuance of 11,200,000 BCE Cumulative Redeemable First Preferred Shares, Series AK (Series AK Preferred Shares) for total gross proceeds of $280 million.

The increase in cash and cash equivalents was due to free cash flow of $1,131 million, the issuance of Series AK Preferred Shares for $280 million, and a net issuance of debt of $183 million, partly offset by cash dividends paid on common shares of $823 million and the repurchase of common shares of $107 million.
     The decrease in debt due within one year was due to the repayment of MTN Debentures at Bell Canada with a principal amount of $500 million.

OUTSTANDING SHARE DATA

	JUNE 30,	DECEMBER 31,
	2012	2011
Common shares	773,865,807	775,444,200
Stock options	5,711,359	4,027,309

We had 773,865,807 common shares outstanding at June 30, 2012, a decrease of 1,578,393 shares from December 31, 2011, resulting from BCE’s repurchase of 2,461,539 common shares for cancellation through the 2011 normal course issuer bid (NCIB) program, partly offset by stock options that were exercised in the first half of 2012.
     The number of stock options outstanding at June 30, 2012 was 5,711,359, an increase of 1,684,050 from December 31, 2011.
In the first half of 2012:

  2,656,252 options were granted at a weighted average exercise price of $40
  883,146 previously granted options were exercised
  89,056 previously granted options expired or were forfeited.

The weighted average exercise price of the stock options outstanding at June 30, 2012 was $37. Of the total outstanding stock options at June 30, 2012, 834,638 were exercisable at a weighted average exercise price of $31.

18  BCE INC.  Q2 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

	YTD 2012	YTD 2011
Cash flows from operating activities	3,100	2,115
Bell Aliant dividends / distributions paid to BCE	95	118
Capital expenditures	(1,769)	(1,434)
Cash dividends paid on preferred shares	(67)	(56)
Cash dividends paid by subsidiaries to non-controlling interest	(170)	(168)
Acquisition costs paid	57	35
Bell Aliant free cash flow	(115)	82
Free cash flow	1,131	692
Bell Aliant free cash flow, excluding dividends / distributions paid	20	(200)
Business acquisitions	(2)	(680)
Acquisition costs paid	(57)	(35)
Other investing activities	14	49
Net issuance of debt instruments	183	358
Reduction in securitized trade receivables	(25)	(350)
Issue of common shares	26	100
Issue of preferred shares	280	–
Issue of equity securities by subsidiaries to non-controlling interest	2	288
Repurchase of common shares	(107)	–
Cash dividends paid on common shares	(823)	(715)
Other financing activities	(29)	(2)
Net increase (decrease) in cash and cash equivalents	613	(495)

Cash Flows from Operating Activities

Cash flows from operating activities were $3,100 million in the first half of 2012, an increase of $985 million, or 47%, compared to $2,115 million in the same period of 2011. The increase was due to:

  a decrease of $266 million in pension contributions, due to a $200 million lump sum contribution made by Bell Aliant in the first quarter of 2011 and lower contributions at Bell a decrease of $172 million in severance and other costs paid as amounts were paid to residential home phone customers further to our CRTC deferral account obligation in the first quarter of 2011 an increase in EBITDA, exclusive of pension current service costs of $157 million an increase in working capital. In 2011, net cash collections and payments of approximately $200 million were delayed due to the postal strike.

These increases were offset partly by higher income taxes paid for the six months ending June 30, 2012 amounting to $117 million.

Free Cash Flow

Free cash flow was $1,131 million, an increase of $439 million compared to free cash flow of $692 million in the first half of 2011. Higher cash flows from operating activities of $985 million were offset partly by an increase in capital expenditures of $335 million and a decrease in Bell Aliant free cash flow of $197 million.

Capital Expenditures

Capital expenditures for BCE were $1,769 million in the first half of 2012, up from $1,434 million in the same six-month period last year, reflecting higher spending at both Bell and Bell Aliant. As a percentage of revenue, capital expenditures for BCE increased to 18.0% year to date from 15.2% in the first half of 2011.
     At Bell, capital expenditures increased $296 million, year over year, to $1,456 million in the first six months of 2012 from $1,160 million in the first six months of 2011, corresponding to a capital intensity ratio of 16.8% of revenue this year compared to 14.1% last year. The year-over-year increase was due to:

  the deployment of broadband fibre to existing residential homes and neighbourhoods, new housing developments, condominiums and other multiple-dwelling units (MDUs), as well as targeted businesses in Ontario and Québec grooming of Bell’s core wireline broadband network to support the commercial roll-out of our IPTV service ongoing construction of Bell’s 4G LTE network in urban markets wireless network capacity growth to accommodate increasing wireless data consumption speed and capacity enhancements to our IP backbone network infrastructure

BCE INC.  Q2 2012  QUARTERLY REPORT  19

Management’s Discussion and Analysis

  spending to support the execution of customer contracts in our Business Markets unit, including the increase in wireline data hosting capacity investment in customer service to improve client care support systems and self-serve tools.

Additionally, Bell’s capital expenditures were higher this year, compared to 2011, as a result of the acquisition of CTV.
     Consistent with its strategic priority to grow broadband, Bell Aliant’s capital expenditures increased 14.2%, year over year, to $313 million in the first half of 2012 from $274 million in the first half of 2011, mainly reflecting accelerated expansion of its FibreOP Internet and TV service coverage through the deployment of FTTH and connection of more customers with FibreOP service.

Business Acquisitions

Business acquisitions of $680 million in the first half of 2011 relate to the cash used for the acquisition of CTV of $713 million, less $33 million of cash acquired.

Debt Instruments

In the first half of 2012, we issued $183 million of debt, net of repayments. This included the issuance of MTN Debentures at Bell Canada with a total principal amount of $1 billion. This was offset partly by the repayment of another series of MTN Debentures at Bell Canada with a total principal amount of $500 million and repayments under notes payable and bank advances of $121 million.
     In the first half of 2011, we issued $358 million of debt, net of repayments. This included Bell Canada’s issuance of three series of MTN Debentures having a total principal amount of $2 billion and issuance of medium-term notes at Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP) with a principal amount of $300 million. This was offset partly by a cash repayment of CTV’s acquired debt of $1.3 billion, an early partial redemption of medium-term notes at Bell Aliant LP with a principal amount of $300 million and repayments of notes payable and bank advances of $130 million.

Reduction in Securitized Trade Receivables

We repaid $25 million of securitized trade receivables in the first six months of 2012 compared to $350 million for the same period in 2011.

Issue of Preferred Shares

In the first quarter of 2012, BCE issued 11,200,000 Series AK Preferred Shares for gross proceeds of $280 million.

Issue of Equity Securities by Subsidiaries to Non-Controlling Interest

In the first quarter of 2011, Bell Aliant Preferred Equity Inc., an indirect subsidiary of Bell Aliant, issued preferred shares for gross proceeds of $288 million.

Repurchase of Common Shares

In the first quarter of 2012, BCE repurchased and cancelled 2,604,439 of its outstanding common shares for a total cash outlay of $107 million under its 2011 NCIB program. The program was completed in March 2012.

Cash Dividends Paid on Common Shares

In the first half of 2012, cash dividends paid on common shares increased as we paid a dividend of $1.06 per common share as compared to a dividend paid of $0.95 per common share in the first half of 2011.

EMPLOYEE BENEFIT PLANS

For the three months and six months ended June 30, 2012, we recorded an increase in our employee benefit obligation and an actuarial loss, before taxes and NCI, in other comprehensive loss of $681 million and $952 million, respectively. The change in Q2 2012 was due to a decrease in the discount rate and a lower than expected return on plan assets. For the six months ended June 30, 2012, a lower discount rate was offset partly by a higher than expected return on plan assets.
     For the three and six months ended June 30, 2011, we recorded an increase in our employee benefit obligation and an actuarial loss, before taxes and NCI, in other comprehensive loss of $317 million and $115 million, respectively. This was due to a decrease in the discount rate in Q2 2011 and a lower than expected return on plan assets for the three and six months ended June 30, 2011.

CREDIT RATINGS

Our key credit ratings remain unchanged from those described in the BCE 2011 Annual MD&A.

20  BCE INC.  Q2 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

LIQUIDITY

Our cash requirements remain substantially unchanged from those described in the BCE 2011 Annual MD&A, with the exception of the funding required for our acquisition of Astral. The Astral acquisition is valued at approximately $3.38 billion. To fund the proposed acquisition, on March 16, 2012, BCE secured a three-year unsecured committed credit facility in an amount of up to $3.5 billion. On June 18, 2012, Bell Canada issued 3.35% Series M-25 MTN Debentures with a principal amount of $1 billion and consequently, on July 13, 2012, the original $3.5 billion credit commitment was replaced with a $2.5 billion three-year, unsecured committed credit agreement.
     BCE has assumed that the purchase price for Astral will be funded by approximately $2.5 billion of borrowings under the credit agreement, to be replaced by permanent financing consisting of long-term debt and preferred shares to be issued in the capital markets, and up to $750 million of BCE common shares, which BCE has discretion to replace, in whole or in part, with cash at closing.
     BCE has agreed to purchase, together with the BCE Master Trust Fund, in a joint ownership arrangement with Rogers, a net 75% ownership position in MLSE from Teachers’. BCE’s cash commitment will total $525 million (or $398 million assuming the completion of a leveraged recapitalization of MLSE), and is expected to be funded with a combination of cash on hand, cash flows from operations and commercial paper borrowings.

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following are updates to the legal proceedings described in the BCE 2011 AIF under the section Legal Proceedings (at pages 31 to 33 of the BCE 2011 AIF), filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov). For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Legal Proceedings of the BCE 2011 AIF.

Lawsuits Instituted by BCE Inc.

Privatization Transaction Lawsuit

As previously discussed in this MD&A, on June 2, 2012, an investor group comprised of BCE, Teachers’, Providence and Madison Dearborn, announced an agreement to acquire 100% of Canadian data centre operator Q9 for $1.1 billion. As part of the agreement, BCE and its consortium partners have committed to settle the legal proceeding, described in more detail in the BCE 2011 AIF under Legal Proceedings – Lawsuits Instituted by BCE Inc. – Privatization Transaction Lawsuit, initiated in 2008 by BCE, with terms to be finalized in advance of closing of the transaction. The settlement, which will consist of non-cash consideration, will be part of the acquisition and is conditional on completion of the transaction.

Lawsuits Instituted Against BCE Group Companies

Vidéotron Lawsuit

As discussed in more detail in the BCE 2011 AIF under Legal Proceedings – Lawsuits Instituted Against BCE Group Companies – Vidéotron Lawsuit, on August 31, 2005, a motion to institute legal proceedings was filed in the Québec Superior Court against Bell ExpressVu Limited Partnership (Bell ExpressVu) by Vidéotron ltée, Vidéotron (Régional) ltée and CF Cable TV Inc. (a subsidiary of Vidéotron ltée). In the statement of claim, the plaintiffs alleged that Bell ExpressVu had failed to adequately protect its system against signal piracy, thereby depriving the plaintiffs of subscribers who, but for their alleged ability to pirate Bell ExpressVu’s signal, would have subscribed to plaintiffs’ services. On July 23, 2012, the court issued a judgment pursuant to which it did not find Bell ExpressVu at fault in its overall efforts to fight signal piracy but concluded that the complete smart card swap it undertook should have been completed earlier. In this regard, the court granted the plaintiffs damages of $339,000, plus interest and costs. The plaintiffs had originally claimed $374 million in damages, plus interest and costs. The time period to appeal the decision will expire on August 22, 2012.

Class Action Concerning Wireless System Access Fees

As discussed in more detail in the BCE 2011 AIF under Legal Proceedings – Lawsuits Instituted Against BCE Group Companies – Class Action Concerning Wireless System Access Fees, wireless communications service providers, including Bell Mobility and Aliant Telecom Inc., are defendants in a class action instituted on August 9, 2004 on behalf of the customers of such wireless communications service providers in connection with certain invoiced wireless system access fees. On June 28, 2012, the Supreme Court of Canada denied the defendants’ leave to appeal application of the Saskatchewan Court of Appeal decision which had maintained certification of the class action. The file will now proceed as a national class action on the merits against the defendants on the basis of an opt-out class in Saskatchewan and an opt-in class elsewhere in Canada.

BCE INC.  Q2 2012  QUARTERLY REPORT  21

Management’s Discussion and Analysis

Updates to Our Regulatory Environment

The following are updates to the regulatory initiatives and proceedings described in the BCE 2011 Annual MD&A under the section Our Regulatory Environment (at pages 58 to 61 of the BCE 2011 Annual Report), filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2012 First Quarter MD&A.

TELECOMMUNICATIONS ACT

Key Telecommunications Issues

Changes to Canada’s Telecommunications Foreign Ownership Rules

On June 29, 2012, amendments to the Telecommunications Act came into force. These amendments introduce changes to the foreign investment and control restrictions of the Telecommunications Act that were included in Bill C-38 (the Jobs, Growth and Long-term Prosperity Act). These amendments received Royal Assent and came into effect that same day. The amendments implement the changes previously announced by the Federal Government by removing the existing foreign investment restrictions applicable to facilities-based wireline and wireless telecommunications operators, known as Telecommunications Common Carriers (TCCs), that have less than a 10 percent share of the total Canadian telecommunications market measured by annual revenue. There are no changes to the foreign ownership restrictions applicable to broadcasters, such as licensed cable and satellite television service providers, or programming licensees, such as Bell Media. These changes to the foreign ownership restrictions for TCCs could result in more foreign companies entering the Canadian market, including by way of the auction for 700 megahertz (MHz) spectrum scheduled for 2013 and could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure.

CRTC Proceeding to Consider the Adoption of a National Wireless Services Consumer Code

In Telecom Notice of Consultation CRTC 2012-206 (TNC 2012-126), the CRTC requested comments on whether it should develop a national retail wireless services consumer code. Over the past several years several provinces, including Québec, Manitoba, Ontario and Newfoundland and Labrador, have amended (or announced plans to amend) their consumer protection legislation to directly or indirectly regulate wireless service contracts in those provinces. Carriers have expressed concerns that the proliferation of at-times inconsistent provincial regulatory rules has led to a patchwork of different rules that creates confusion for consumers and increases compliance costs for national wireless service providers, which ultimately increases costs which are passed onto consumers. The adoption of a single, national wireless code adopted or approved by the CRTC would have the benefit of streamlining compliance and operational costs. However, there is a risk that if the CRTC decides to re-assert its jurisdiction over wireless consumer contracts that it could re-impose more stringent regulation than exists today. A CRTC decision on whether to move forward with a national wireless code is expected in fall-winter 2012.

Assumptions and Risks that Could Affect Our Business and Results

ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2011 Annual MD&A, as subsequently updated in the BCE 2012 First Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following:

Assumptions About the Canadian Economy

  growth in the Canadian economy of 2.1% in 2012 based on the Bank of Canada’s most recent estimate, a 30 basis point decrease compared with an earlier estimate of 2.4%.

Canadian Market Assumptions

  continued weak product sales, reflecting deferred business customer spending given the slow pace of economic growth a continued soft advertising market for Bell Media

  an ongoing intense level of wireline competition in both consumer and business markets higher wireline replacement, due primarily to increasing wireless and Internet-based technological substitution wireless industry penetration gain of 4 to 5 basis points in 2012 driven, in particular, by increased competition, the accelerating adoption of smartphones, tablets and data applications, as well as by the introduction of more LTE devices.

22  BCE INC.  Q2 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

Operational Assumptions Concerning Bell Wireline (Excluding Bell Aliant)

  stabilizing residential NAS line erosion rate as we leverage our broadband investment in IPTV to drive three-product household penetration, increase our MDU market share, and generate higher pull-through attach rates for our residential Internet and home phone services in particular, targeted retention and service bundle offers, customer win backs and better service execution to contribute to the improvement in residential NAS line losses year over year, subject to the risk of more aggressive service bundle offers from our cable TV competitors and marketing actions from the newer wireless entrants which could lead to higher residential NAS line losses increased subscriber acquisition at Bell TV to be driven by increased customer adoption of Fibe TV, and our ability to seek greater penetration within the MDU market, capitalize on our extensive retail distribution network, which includes The Source, and leverage our market leadership position in high-definition (HD) programming improved subscriber acquisition at Bell Internet to be driven by pull-through from Fibe TV and increased adoption of Fibe Internet packages as we leverage our expanding broadband fibre network to offer higher-speed service to customers in more areas increased business customer spending, new business formation and higher demand for connectivity and information and communications technology (ICT) services, as the economy strengthens and employment rates improve, to result in a gradual improvement in the performance of our Business Markets unit, subject to the risk of business customers adopting more conservative strategies which could result in lower capital spending requirements, deferral of ICT projects and increased NAS erosion cost savings and labour efficiency gains to be achieved from a reduced management workforce, lower corporate support group costs, renegotiated contracts with our vendors and outsource suppliers, client care and field service productivity improvements, managing content costs and reducing traffic that is not on our own network continued customer migration to IP-based systems and competitive re-price pressures in our business and wholesale markets increasing EBITDA contribution from growth services

  approximately 3.3 million Bell Fibe TV-ready households by the end of 2012.

Operational Assumptions Concerning Bell Wireless (Excluding Bell Aliant)

  Bell Wireless to benefit from the flow-through of significant investments made in 2011 in customer acquisition and retention, along with continued acceleration in smartphone activations and data usage incumbents and newer wireless entrants to continue aggressive competition in 2012 and newer wireless entrants to continue enhancing the breadth and reach of their networks, improving their distribution reach and expanding their device portfolios wireless revenue growth to be underpinned by ARPU driven by a higher mix of smartphone and higher-value postpaid customers, increased distribution in western Canada, new services, and continued disciplined price management

  Bell Wireless to benefit from ongoing technological improvements by manufacturers in our handset and device lineup and from faster data speeds that are allowing our clients to optimize the use of our services

  Bell Wireless to maintain a reasonable market share of the incumbent wireless postpaid market higher subscriber acquisition and customer retention costs, as well as the continued deployment of our wireless LTE network in urban markets while continuing to leverage our wireless high-speed packet access plus (HSPA+) network.

Operational Assumptions Concerning Bell Media

  building and maintaining strategic supply arrangements for content on four screens, successfully acquiring high-rated programming and differentiated content to execute on Bell’s multi-screen content strategy, producing and commissioning high-quality Canadian content, and producing market-leading news revenue growth in our sports broadcast operations to be generated primarily by increased subscription revenue increased costs to secure content in our sports broadcast operations as we face greater competition from both new and established entrants, and as market rates for specialty content generally increase investment in programming and marketing in combination with ongoing investment in HD services maintaining our favourable market position in our radio operations by leveraging strategic investments made in 2011 the achievement of productivity gains and other operating efficiencies related to Bell Media integration synergies.

Please see the section entitled Business Outlook and Assumptions in the BCE 2011 Annual MD&A at pages 32 to 34 of the BCE 2011 Annual Report, as updated in the BCE 2012 First Quarter MD&A, for a more complete description of certain of the above and other assumptions for 2012 that we made in preparing forward-looking statements, which section is, except to the extent modified in this MD&A, incorporated herein by reference. If our assumptions turn out to be inaccurate, our actual results could be materially different than what we expect.

BCE INC.  Q2 2012  QUARTERLY REPORT  23

Management’s Discussion and Analysis

RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial position or financial performance. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
     The actual effect of any event could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks.
     In the BCE 2011 Annual MD&A we provided a detailed review of risks that could affect our business, financial position and financial performance and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. This detailed description of risks was updated in the BCE 2012 First Quarter MD&A and is further updated in this MD&A. The risks described in the BCE 2011 Annual MD&A, as updated in the BCE 2012 First Quarter MD&A, included, without limitation, risks associated with:

  the intensity of competitive activity, including the increase in wireless competitive activity resulting from new wireless entrants and their ability to expand services, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, ARPU and financial results;

  the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that use only wireless telephone services;

  the increased adoption by customers of alternative TV services;

  variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and subsidy levels;

  regulatory initiatives or proceedings, litigation, changes in laws or regulations and tax matters;

  general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services;

  our ability to implement our strategies and plans in order to produce the expected benefits, including our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service;

  our ability to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services;

  our failure to maintain network operating performance including as a result of the significant increase in broadband demand and in the volume of wireless data driven traffic;

  events affecting the functionality of, and our ability to protect, maintain and replace, our networks, equipment, facilities, IT systems, software and other assets;

  our failure to implement, on a timely basis, or maintain effective IT systems and the complexity and costs of our IT environment;

  the complexity of our product offerings and pricing plans;

  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, essential products and services;

  the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects;

  ineffective management of changes resulting from restructurings and other corporate initiatives and from the integration of business units and business acquisitions;

  increased contributions to employee benefit plans;

  labour disruptions;

  capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for BCE’s dividend payments and to fund capital and other expenditures and generally meet our financial obligations;

  our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies;

  launch and in-orbit risks of satellites used by Bell ExpressVu;

  the theft of our satellite television services;

  Bell Media Inc.’s (Bell Media) significant dependence on continued demand for advertising, and the potential adverse effect thereon from challenging economic conditions, cyclical and seasonal variations and competitive pressures;

  the adverse effect of new technology and increasing fragmentation in Bell Media’s television and radio markets;

  royalties payable by Bell Media under licences pursuant to the Copyright Act may increase;

  health concerns about radio frequency emissions from wireless devices;

  our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks;

  employee retention and performance;

  BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions;

  there can be no certainty that dividends will be declared by BCE’s board of directors or that BCE’s dividend policy will be maintained;

  stock market volatility; and

  the expected timing and completion of the proposed acquisitions of Astral and an interest in MLSE are subject to closing conditions and other risks and uncertainties, including, without limitation, any required regulatory approvals, and there can be no certainty that anticipated benefits will be realized.

24  BCE INC.  Q2 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

Please see the section entitled Risks that Could Affect Our Business and Results in the BCE 2011 Annual MD&A at pages 62 to 69 of the BCE 2011 Annual Report, as updated in the BCE 2012 First Quarter MD&A and in this MD&A, and the sections entitled Our Competitive Environment and Our Regulatory Environment in the BCE 2011 Annual MD&A, at pages 54 to 61 of the BCE 2011 Annual Report, as updated in the BCE 2012 First Quarter MD&A and in this MD&A, for a more complete description of the above-mentioned and other risks, which sections are incorporated herein by reference.

UPDATE TO THE DESCRIPTION OF RISKS

The following is an update to the description of risks contained in the section entitled Risks that Could Affect Our Business and Results of the BCE 2011 Annual MD&A, as updated in the BCE 2012 First Quarter MD&A.

We may be required to increase contributions to our employee benefit plans in the future depending on various factors

The funding requirements of our employee benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on pension plan assets, long-term interest rates, plan demographics, applicable regulations and applicable actuarial standards. Changes in these factors could cause actual future contributions to significantly differ from our current estimates and could require us to increase contributions to our employee benefit plans in the future and, therefore, could have a negative effect on our liquidity and results of operations.
     There is no assurance that our pension plans will be able to earn their assumed rate of return. A substantial portion of our pension plans’ assets is invested in both public equity and debt securities. As a result, the ability of our pension plans to earn the rate of return that we have assumed significantly depends on the performance of capital markets. Market conditions also impact the discount rate used to calculate our solvency obligations and therefore could also significantly affect our cash funding requirements. Our expected funding for 2012 is in accordance with the latest pension valuations as of December 31, 2011 filed in June 2012 and takes into account voluntary contributions of $500 million in 2009 and $750 million in each of 2010 and 2011.

The expected timing and completion of the proposed acquisition of Q9 by an investor group including BCE is subject to closing conditions and other risks and uncertainties and there can be no certainty that anticipated benefits will be realized

The expected timing and completion of the proposed acquisition of Q9 by an investor group including BCE is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, approval by the federal Competition Bureau. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the timetable or on the terms and conditions currently contemplated. The proposed transaction could be modified, restructured or terminated. There can also be no assurance that the strategic benefits expected to result from the transaction will be realized.

Our Accounting Policies

BASIS OF PRESENTATION

BCE’s consolidated interim financial statements for the second quarter of 2012 were prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on August 7, 2012. These consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant Accounting Policies in our consolidated financial statements for the year ended December 31, 2011. The consolidated interim financial statements do not include all of the notes required in the annual financial statements.

FUTURE CHANGES TO ACCOUNTING STANDARDS

In June 2011, the IASB amended IAS 19 – Employee Benefits. Annual finance expense for a funded benefit plan will include net interest expense or income, calculated by applying the discount rate to the net defined benefit (DB) asset or liability, thereby reducing the current expected return on plan assets to a return that is equal to the discount rate. Entities will segregate changes in the DB obligation and in the fair value of plan assets into three components: service costs, net interest on the net DB liabilities (assets) and remeasurements of the net DB liabilities (assets). The amendments also eliminate the corridor approach for recognizing actuarial gains and losses and enhance disclosure about the risks arising from DB plans. The amendments to IAS 19 must be applied retrospectively (with certain exceptions) for annual periods beginning on or after January 1, 2013, with early adoption permitted. We will apply the amended standard for the fiscal year commencing January 1, 2013.

BCE INC.  Q2 2012  QUARTERLY REPORT  25

Management’s Discussion and Analysis

     The amended standard will not affect our Consolidated Statement of Financial Position or our Consolidated Statement of Cash Flows. The expected impacts of the decrease in the return on plan assets, as a result of the amended standard, on our Consolidated Income Statements and Consolidated Statements of Comprehensive Income are as follows:

					TWELVE
	THREE MONTHS		SIX MONTHS		MONTHS
FOR THE PERIOD ENDED JUNE 30	2012	2011	2012	2011	2011
Net pension interest expense increase	(59)	(52)	(120)	(103)	(209)
Net earnings decrease	(43)	(38)	(88)	(76)	(150)
Other comprehensive loss decrease	43	38	88	76	150
Earnings per share decrease	(0.06)	(0.04)	(0.11)	(0.09)	(0.18)

Controls and Procedures

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in this MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

EBITDA

The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 to BCE’s Q2 2012 consolidated financial statements.
     We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to EBITDA.

	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Net earnings	879	683	1,555	1,265
Severance, acquisition and other costs	20	219	39	280
Depreciation	664	638	1,308	1,249
Amortization	178	183	359	362
Finance costs
Interest expense	206	226	410	417
Interest on employee benefit obligations	242	247	485	489
Expected return on pension plan assets	(268)	(259)	(535)	(513)
Other income	(53)	(145)	(33)	(123)
Income taxes	173	194	380	393
EBITDA	2,041	1,986	3,968	3,819

26  BCE INC.  Q2 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies.
     We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE common share.
     We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, and net (gains) losses on investments, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

	Q2 2012		Q2 2011		YTD 2012		YTD 2011
	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	773	1.00	590	0.76	1,347	1.74	1,093	1.43
Severance, acquisition and other costs	15	0.02	162	0.22	29	0.04	202	0.27
Net gains on investments	–	–	(89)	(0.12)	(8)	(0.01)	(89)	(0.12)
Adjusted net earnings	788	1.02	663	0.86	1,368	1.77	1,206	1.58

FREE CASH FLOW

The term free cash flow does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	YTD 2012	YTD 2011
Cash flows from operating activities	3,100	2,115
Bell Aliant dividends / distributions to BCE	95	118
Capital expenditures	(1,769)	(1,434)
Cash dividends paid on preferred shares	(67)	(56)
Cash dividends / distributions paid by subsidiaries to non-controlling interest	(170)	(168)
Acquisition costs paid	57	35
Bell Aliant free cash flow	(115)	82
Free cash flow	1,131	692

BCE INC.  Q2 2012  QUARTERLY REPORT  27

Consolidated Income Statements
FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(in millions of Canadian dollars, except share amounts) (unaudited)	NOTE	2012	2011	2012	2011
Operating revenues	3	4,923	4,955	9,832	9,421
Operating costs	4	(2,882)	(2,969)	(5,864)	(5,602)
Severance, acquisition and other costs	5	(20)	(219)	(39)	(280)
Depreciation		(664)	(638)	(1,308)	(1,249)
Amortization		(178)	(183)	(359)	(362)
Finance costs
Interest expense		(206)	(226)	(410)	(417)
Interest on employee benefit obligations	10	(242)	(247)	(485)	(489)
Expected return on pension plan assets	10	268	259	535	513
Other income	6	53	145	33	123
Earnings before income taxes		1,052	877	1,935	1,658
Income taxes		(173)	(194)	(380)	(393)
Net earnings		879	683	1,555	1,265
Net earnings attributable to:
Common shareholders		773	590	1,347	1,093
Preferred shareholders		34	31	69	60
Non-controlling interest		72	62	139	112
Net earnings		879	683	1,555	1,265
Net earnings per common share
Basic	8	1.00	0.76	1.74	1.43
Diluted	8	1.00	0.76	1.74	1.43

Average number of common shares outstanding – basic (millions)		773.7	776.6	774.0	764.8

Consolidated Statements of Comprehensive Income
FOR THE PERIOD ENDED JUNE 30	THREE MONTHS		SIX MONTHS
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Net earnings	879	683	1,555	1,265
Other comprehensive loss, net of income taxes
Net change in value on available-for-sale financial assets, net of income taxes of nil	–	(91)	3	(101)
Net change in value on derivatives designated as cash flow hedges, net of income taxes of ($5) million and nil for the three months ended June 30, 2012 and 2011, respectively, and nil and $7 million for the six months ended June 30, 2012 and 2011, respectively	13	1	–	(21)
Actuarial losses on employee benefit plans, net of income taxes of $193 million and $90 million for the three months ended June 30, 2012 and 2011, respectively, and $264 million and $29 million for the six months ended June 30, 2012 and 2011, respectively	(488)	(227)	(688)	(86)
Other comprehensive loss	(475)	(317)	(685)	(208)
Comprehensive income	404	366	870	1,057
Comprehensive income attributable to:
Common shareholders	331	292	718	899
Preferred shareholders	34	31	69	60
Non-controlling interest	39	43	83	98
Comprehensive income	404	366	870	1,057

28  BCE INC.  Q2 2012  QUARTERLY REPORT

Consolidated Statements of Changes in Equity
		ATTRIBUTABLE TO BCE SHAREHOLDERS
						ACCUMULATED
FOR THE SIX MONTHS						OTHER
ENDED JUNE 30, 2012				SHARES		COMPREHEN-			NON-
(in millions of Canadian dollars)		PREFERRED	COMMON	SUBJECT TO	CONTRIBUTED	SIVE			CONTROLLING	TOTAL
(unaudited)	NOTE	SHARES	SHARES	CANCELLATION	SURPLUS	INCOME	DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2012		3,115	13,566	(50)	2,527	5	(5,385)	13,778	981	14,759
Net earnings		–	–	–	–	–	1,416	1,416	139	1,555
Other comprehensive income (loss)		–	–	–	–	3	(632)	(629)	(56)	(685)
Comprehensive income		–	–	–	–	3	784	787	83	870
Preferred shares issued	11	280	–	–	–	–	(3)	277	–	277
Common shares issued under stock option plan		–	29	–	(3)	–	–	26	–	26
Common shares repurchased and cancelled	11	–	(46)	–	(3)	–	(58)	(107)	–	(107)
Common shares subject to cancellation	11	–	–	50	–	–	–	50	–	50
Other share-based payments		–	–	–	26	–	(2)	24	1	25
Dividends declared on BCE common and preferred shares		–	–	–	–	–	(909)	(909)	–	(909)
Dividends declared by subsidiaries to non- controlling interest		–	–	–	–	–	–	–	(170)	(170)
Issue of equity securities by subsidiaries to non- controlling interest		–	–	–	–	–	–	–	2	2
Balance at June 30, 2012		3,395	13,549	–	2,547	8	(5,573)	13,926	897	14,823

	ATTRIBUTABLE TO BCE SHAREHOLDERS
				ACCUMULATED
				OTHER			NON-
FOR THE SIX MONTHS ENDED JUNE 30, 2011	PREFERRED	COMMON	CONTRIBUTED	COMPREHEN-			CONTROLLING	TOTAL
(in millions of Canadian dollars) (unaudited)	SHARES	SHARES	SURPLUS	SIVE LOSS	DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2011	2,770	12,691	2,579	66	(7,952)	10,154	14	10,168
Net earnings	–	–	–	–	1,153	1,153	112	1,265
Other comprehensive loss	–	–	–	(122)	(72)	(194)	(14)	(208)
Comprehensive (loss) income	–	–	–	(122)	1,081	959	98	1,057
Common shares issued under stock option plan	–	113	(13)	–	–	100	–	100
Other share-based payments	–	–	19	–	–	19	6	25
Common shares issued for acquisition of CTV	–	764	–	–	–	764	–	764
Acquisition of CTV	–	–	–	–	–	–	266	266
Dividends declared on BCE common and preferred shares	–	–	–	–	(833)	(833)	–	(833)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(137)	(137)
Issue of equity securities by subsidiaries to non-controlling interest	–	–	–	–	–	–	281	281
Equity transaction with non-controlling interest	–	–	(54)	–	–	(54)	48	(6)
Conversion of fund unit liability	–	–	–	13	2,716	2,729	331	3,060
Balance at June 30, 2011	2,770	13,568	2,531	(43)	(4,988)	13,838	907	14,745

BCE INC.  Q2 2012  QUARTERLY REPORT  29

Consolidated Statements of Financial Position
		JUNE 30,	DECEMBER 31,
(in millions of Canadian dollars) (unaudited)	NOTE	2012	2011
ASSETS
Current assets
Cash		82	130
Cash equivalents		706	45
Trade and other receivables		2,699	3,119
Current tax receivable		68	43
Inventory		366	427
Prepaid expenses		409	262
Other current assets		137	152
Total current assets		4,467	4,178
Non-current assets
Property, plant and equipment		19,792	18,785
Intangible assets		7,859	8,013
Deferred tax assets		309	329
Investments in associates and joint ventures		322	307
Other non-current assets		491	629
Goodwill		7,185	7,185
Total non-current assets		35,958	35,248
Total assets		40,425	39,426

LIABILITIES
Current liabilities
Trade payables and other liabilities		3,637	4,056
Interest payable		156	134
Dividends payable		433	415
Current tax liabilities		147	47
Debt due within one year		1,526	2,106
Total current liabilities		5,899	6,758
Non-current liabilities
Long-term debt	9	14,095	12,721
Deferred tax liabilities		710	881
Employee benefit obligations		3,788	2,966
Other non-current liabilities		1,110	1,341
Total non-current liabilities		19,703	17,909
Total liabilities		25,602	24,667

EQUITY
Equity attributable to BCE shareholders
Preferred shares	11	3,395	3,115
Common shares	11	13,549	13,566
Shares subject to cancellation	11	–	(50)
Contributed surplus		2,547	2,527
Accumulated other comprehensive income		8	5
Deficit		(5,573)	(5,385)
Equity attributable to BCE shareholders		13,926	13,778
Non-controlling interest		897	981
Total equity		14,823	14,759
Total liabilities and equity		40,425	39,426

30  BCE INC.  Q2 2012  QUARTERLY REPORT

Consolidated Statements of Cash Flows
FOR THE SIX MONTHS ENDED JUNE 30
(in millions of Canadian dollars) (unaudited)	NOTE	2012	2011
Cash flows from operating activities
Net earnings		1,555	1,265
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	5	39	280
Depreciation and amortization		1,667	1,611
Net employee benefit plans cost		78	96
Net interest expense		408	401
Gains on investments	6	(8)	(89)
Income taxes		380	393
Contributions to employee pension plans		(175)	(439)
Payments under other employee future benefit plans		(49)	(51)
Severance and other costs paid		(134)	(306)
Acquisition costs paid		(57)	(35)
Interest paid		(377)	(383)
Income taxes paid (net of refunds)		(150)	(33)
Net change in operating assets and liabilities		(77)	(595)
Cash flows from operating activities		3,100	2,115
Cash flows used in investing activities
Capital expenditures		(1,769)	(1,434)
Business acquisitions		(2)	(680)
Decrease in investments		11	48
Other investing activities		3	1
Cash flows used in investing activities		(1,757)	(2,065)
Cash flows used in financing activities
Decrease in notes payable and bank advances		(121)	(130)
Reduction in trade receivables securitization program		(25)	(350)
Issue of long-term debt	9	1,022	2,303
Repayment of long-term debt		(718)	(1,815)
Issue of common shares		26	100
Issue of preferred shares	11	280	–
Issue of equity securities by subsidiaries to non-controlling interest		2	288
Repurchase of common shares	11	(107)	–
Cash dividends paid on common shares		(823)	(715)
Cash dividends paid on preferred shares		(67)	(56)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(170)	(168)
Other financing activities		(29)	(2)
Cash flows used in financing activities		(730)	(545)
Net decrease in cash		(48)	(102)
Cash at beginning of period		130	129
Cash at end of period		82	27
Net increase (decrease) in cash equivalents		661	(393)
Cash equivalents at beginning of period		45	642
Cash equivalents at end of period		706	249

BCE INC.  Q2 2012  QUARTERLY REPORT  31

Notes to Consolidated Financial Statements

These interim consolidated financial statements should be read in conjunction with BCE’s 2011 annual consolidated financial statements, approved by BCE’s board of directors on March 8, 2012.

These notes are unaudited.

We, us, our, BCE and the company mean either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint ventures and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis; and Bell Aliant means either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries.

Note 1: Corporate Information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a communications and media company providing wireline, wireless, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides specialty TV, digital media, conventional TV and radio broadcasting entertainment services to customers across Canada. The Bell Media segment was formed on April 1, 2011, the effective date of our acquisition of the remaining 85% of common shares of CTV Inc.(CTV) that we did not already own.

Note 2: Basis of Presentation and Significant Accounting Policies

These consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on August 7, 2012. These consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant Accounting Policies in our consolidated financial statements for the year ended December 31, 2011. The consolidated interim financial statements do not include all of the notes required in annual financial statements.
     All amounts are in millions of Canadian dollars, except where noted.

FUTURE CHANGES TO ACCOUNTING STANDARDS

In June 2011, the IASB amended IAS 19 – Employee Benefits. Annual finance expense for a funded benefit plan will include net interest expense or income, calculated by applying the discount rate to the net defined benefit (DB) asset or liability, thereby reducing the current expected return on plan assets to a return that is equal to the discount rate. Entities will segregate changes in the DB obligation and in the fair value of plan assets into three components: service costs, net interest on the net DB liabilities (assets) and remeasurements of the net DB liabilities (assets). The amendments also eliminate the corridor approach for recognizing actuarial gains and losses and enhance disclosure about the risks arising from DB plans. The amendments to IAS 19 must be applied retrospectively (with certain exceptions) for annual periods beginning on or after January 1, 2013, with early adoption permitted. We will apply the amended standard for the fiscal year commencing January 1, 2013.
     The amended standard will not affect our Consolidated Statement of Financial Position or our Consolidated Statement of Cash Flows. The expected impacts of the decrease in the return on plan assets, as a result of the amended standard, on our Consolidated Income Statements and Consolidated Statements of Comprehensive Income are as follows:

					TWELVE
	THREE MONTHS		SIX MONTHS		MONTHS
FOR THE PERIOD ENDED JUNE 30	2012	2011	2012	2011	2011
Net pension interest expense increase	(59)	(52)	(120)	(103)	(209)
Net earnings decrease	(43)	(38)	(88)	(76)	(150)
Other comprehensive loss decrease	43	38	88	76	150
Earnings per share decrease	(0.06)	(0.04)	(0.11)	(0.09)	(0.18)

32  BCE INC.  Q2 2012  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 3: Segmented Information

The following tables present financial information by segment for the three months and six months ended June 30, 2012 and 2011.

				INTER-			INTER-
				SEGMENT			SEGMENT
FOR THE THREE MONTHS ENDED	BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
JUNE 30, 2012	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers	2,451	1,347	494	–	4,292	631	–	4,923
Inter-segment	77	14	40	(83)	48	56	(104)	–
Total operating revenues	2,528	1,361	534	(83)	4,340	687	(104)	4,923
Operating costs	(1,520)	(805)	(382)	83	(2,624)	(362)	104	(2,882)
Segment profit(1)	1,008	556	152	–	1,716	325	–	2,041
Severance, acquisition and other costs	(12)	–	(5)	–	(17)	(3)	–	(20)
Depreciation and amortization	(551)	(122)	(27)	–	(700)	(142)	–	(842)
Finance costs
Interest expense								(206)
Interest on employee benefit obligations								(242)
Expected return on pension plan assets								268
Other income								53
Earnings before income taxes								1,052

(1)	The chief operating decision maker uses only one measure of profit to make decisions and assess performance, being operating revenues less operating costs for the segment.

				INTER-			INTER-
				SEGMENT			SEGMENT
FOR THE THREE MONTHS ENDED	BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
JUNE 30, 2011	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers	2,554	1,266	500	–	4,320	635	–	4,955
Inter-segment	76	10	29	(73)	42	57	(99)	–
Total operating revenues	2,630	1,276	529	(73)	4,362	692	(99)	4,955
Operating costs	(1,559)	(816)	(406)	73	(2,708)	(360)	99	(2,969)
Segment profit	1,071	460	123	–	1,654	332	–	1,986
Severance, acquisition and other costs	(46)	(2)	(170)	–	(218)	(1)	–	(219)
Depreciation and amortization	(548)	(109)	(26)	–	(683)	(138)	–	(821)
Finance costs
Interest expense								(226)
Interest on employee benefit obligations								(247)
Expected return on pension plan assets								259
Other income								145
Earnings before income taxes								877

BCE INC.  Q2 2012  QUARTERLY REPORT  33

Notes to Consolidated Financial Statements

				INTER-			INTER-
				SEGMENT			SEGMENT
FOR THE SIX MONTHS ENDED	BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
JUNE 30, 2012	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers	4,951	2,655	972	–	8,578	1,254	–	9,832
Inter-segment	156	26	74	(161)	95	115	(210)	–
Total operating revenues	5,107	2,681	1,046	(161)	8,673	1,369	(210)	9,832
Operating costs	(3,096)	(1,604)	(813)	161	(5,352)	(722)	210	(5,864)
Segment profit	2,011	1,077	233	–	3,321	647	–	3,968
Severance, acquisition and other costs	(10)	(7)	(16)	–	(33)	(6)	–	(39)
Depreciation and amortization	(1,091)	(237)	(55)	–	(1,383)	(284)	–	(1,667)
Finance costs
Interest expense								(410)
Interest on employee benefit obligations								(485)
Expected return on pension plan assets								535
Other income								33
Earnings before income taxes								1,935

				INTER-			INTER-
				SEGMENT			SEGMENT
FOR THE SIX MONTHS ENDED	BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
JUNE 30, 2011	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers	5,151	2,510	500	–	8,161	1,260	–	9,421
Inter-segment	151	17	29	(114)	83	114	(197)	–
Total operating revenues	5,302	2,527	529	(114)	8,244	1,374	(197)	9,421
Operating costs	(3,187)	(1,606)	(406)	114	(5,085)	(714)	197	(5,602)
Segment profit	2,115	921	123	–	3,159	660	–	3,819
Severance, acquisition and other costs	(95)	(4)	(170)	–	(269)	(11)	–	(280)
Depreciation and amortization	(1,094)	(219)	(26)	–	(1,339)	(272)	–	(1,611)
Finance costs
Interest expense								(417)
Interest on employee benefit obligations								(489)
Expected return on pension plan assets								513
Other income								123
Earnings before income taxes								1,658

Note 4: Operating Costs
		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	NOTE	2012	2011	2012	2011
Labour costs
Wages, salaries and related taxes and benefits		(1,027)	(1,067)	(2,043)	(1,953)
Pension current service costs (net of capitalized amounts)	10	(62)	(61)	(128)	(120)
Other labour costs(1)		(222)	(228)	(437)	(447)
Less:
Capitalized labour		228	213	437	404
Total labour costs		(1,083)	(1,143)	(2,171)	(2,116)
Cost of revenues(2)		(1,360)	(1,375)	(2,809)	(2,596)
Other operating costs(3)		(439)	(451)	(884)	(890)
Total operating costs		(2,882)	(2,969)	(5,864)	(5,602)
(1)	Other labour costs include contractor and outsourcing costs.
(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

34  BCE INC.  Q2 2012  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 5: Severance, Acquisition and Other Costs
	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2012	2011	2012	2011
Severance costs	(9)	(18)	(23)	(61)
Acquisition and other costs	(11)	(201)	(16)	(219)
Total severance, acquisition and other costs	(20)	(219)	(39)	(280)

SEVERANCE COSTS

Severance costs consist of employee termination charges related to involuntary and voluntary workforce reduction initiatives.

ACQUISITION AND OTHER COSTS

Acquisition costs consist of transaction costs, such as legal and bankers’ fees, employee severance costs related to the purchase or sale of a business and the costs to integrate acquired companies into Bell’s operations, when the integration costs are significant.
     Other costs consist of real estate costs for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives, as well as certain other costs.
     Acquisition and other costs for the three months and six months ended June 30, 2011 include $164 million relating to the Canadian Radio-television and Telecommunications Commission (CRTC) tangible benefits obligation resulting from our acquisition of CTV, $20 million relating to the write-off of remaining payments on certain leased equipment and $10 million relating to an administrative amount levied by the federal Competition Bureau.

Note 6: Other Income
	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2012	2011	2012	2011
Net mark-to-market gain on economic hedges	36	25	13	19
Equity income	8	13	15	26
Gains on investments	–	89	8	89
Impairment of assets	1	–	3	(21)
Interest income	1	14	2	16
Losses on disposal / retirement of software, plant and equipment	(3)	(5)	(13)	(13)
Other	10	9	5	7
Other income	53	145	33	123

GAINS ON INVESTMENTS

Gains on investments of $89 million in the second quarter of 2011 resulted from a gain on remeasurement of our previously held 15% equity interest in CTV at the acquisition date. As a result, we reclassified unrealized gains of $89 million from Accumulated other comprehensive loss to Other income. We used the average cost method to determine the gain.

IMPAIRMENT OF ASSETS

We recognized an impairment charge of $21 million in the first quarter of 2011 relating to our Calgary Westwinds campus that is under a finance lease, resulting from an arrangement to sublease the premises in their entirety. The charge was determined by comparing the carrying value of our leasehold interest to its fair value less costs to sell, based on the expected future discounted cash flows using a discount rate of 4.92%. The carrying value of our leasehold interest was $67 million prior to the impairment. In June 2012, the sublessee occupied the property and assumed the majority of our lease obligation and the asset now is considered sold.

Note 7: Income Taxes

For the three and six months ended June 30, 2012 and June 30, 2011, various uncertain tax positions were settled, which resulted in the reversal of non-current and deferred tax liabilities.

BCE INC.  Q2 2012  QUARTERLY REPORT  35

Notes to Consolidated Financial Statements

Note 8: Earnings Per Share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2012	2011	2012	2011
Net earnings attributable to common shareholders – basic	773	590	1,347	1,093
Dividends declared per common share (in dollars)	0.5425	0.5175	1.085	1.010
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	773.7	776.6	774.0	764.8
Assumed exercise of stock options(1)	0.3	0.5	0.4	0.5
Weighted average number of common shares outstanding – diluted	774.0	777.1	774.4	765.3

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options which are options that will not be exercised because their exercise price is higher than the average market value of a BCE common share. The number of excluded options was 2,646,884 for both the second quarter and first half of 2012, compared to 2,611,792 for both the second quarter and first half of 2011.

Note 9: Debt Issuance

On June 18, 2012, Bell Canada issued 3.35% Series M-25 medium-term notes (MTN) Debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on June 18, 2019.
     Nimiq VI was launched successfully on May 17, 2012 and was placed in service on June 15, 2012. We recorded a finance lease obligation of $476 million and a capital asset of $572 million, including $96 million of capitalized launch and setup costs.

Note 10: Employee Benefit Plans

EMPLOYEE BENEFIT PLANS COST

We provide pension and other post-employment benefits for most of our employees. These include DB pension plans, defined contribution (DC) pension plans, post-employment and long-term disability benefits. The cost of these plans are tabled below.

Components of Pension Current Service Cost
	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2012	2011	2012	2011
DB	(54)	(56)	(107)	(108)
DC	(18)	(15)	(39)	(31)
Post-employment benefits cost	(2)	(1)	(4)	(3)
Less:
Capitalized benefit plans cost	12	11	22	22
Total pension current service cost	(62)	(61)	(128)	(120)

Components of DB Plans Financing Cost
	DB PENSION PLANS COST		POST-EMPLOYMENT BENEFITS COST		LONG-TERM DISABILITY COST		TOTAL

FOR THE THREE MONTHS
ENDED JUNE 30	2012	2011	2012	2011	2012	2011	2012	2011
Interest on obligations	(219)	(223)	(20)	(21)	(3)	(3)	(242)	(247)
Expected return on plan assets	264	256	4	3	–	–	268	259
Employee benefit plans financing cost	45	33	(16)	(18)	(3)	(3)	26	12

	DB PENSION PLANS COST		POST-EMPLOYMENT BENEFITS COST		LONG-TERM DISABILITY COST		TOTAL

FOR THE SIX MONTHS
ENDED JUNE 30	2012	2011	2012	2011	2012	2011	2012	2011
Interest on obligations	(438)	(441)	(41)	(42)	(6)	(6)	(485)	(489)
Expected return on plan assets	528	506	7	7	–	–	535	513
Employee benefit plans financing cost	90	65	(34)	(35)	(6)	(6)	50	24

36  BCE INC.  Q2 2012  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 11: Share Capital

ISSUANCE OF PREFERRED SHARES

On January 4, 2012, BCE issued an additional 11,200,000 Cumulative Redeemable First Preferred Shares, Series AK (Series AK Preferred Shares) for total gross proceeds of $280 million. Issuance costs were $8 million. As a result, 25,000,000 Series AK Preferred Shares are outstanding.
     For the period ending on December 30, 2016, the Series AK Preferred Shares will pay, as and when declared by the board of directors of BCE, a quarterly fixed dividend based on an annual dividend rate of 4.15%. The Series AK Preferred Shares will, subject to certain conditions, be convertible at the holder’s option into Cumulative Redeemable First Preferred Shares, Series AL, on December 31, 2016 and on December 31 every five years thereafter.

2011 NORMAL COURSE ISSUER BID (NCIB) PROGRAM

In December 2011, BCE announced its plan to repurchase up to $250 million of its outstanding common shares through a NCIB. In December 2011, 3,500,466 common shares were repurchased for $143 million.
     At December 31, 2011, there were 1,222,900 common shares subject to cancellation. In January 2012, we cancelled and paid for 142,900 common shares that were purchased in December 2011 for a total cost of $6 million. Also in January 2012, we settled a $44 million liability related to an agreement with a financial institution to purchase an additional 1,080,000 common shares. All of these common shares were included in outstanding common shares as at December 31, 2011 and were cancelled in January 2012.
     An additional 1,381,539 common shares were purchased and cancelled under the 2011 NCIB for a total of $57 million during the first quarter of 2012.
     The program was completed in March 2012.

Note 12: Share-Based Payments

The following share-based payment amounts are included in the income statements as operating costs.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2012	2011	2012	2011
Employee savings plans (ESPs)	(8)	(6)	(16)	(11)
Restricted share units (RSUs)	(7)	(5)	(16)	(8)
Deferred share plans – Bell Aliant	(2)	(4)	(6)	(6)
Other(1)	(2)	(1)	(4)	(2)
Total share-based payments	(19)	(16)	(42)	(27)

(1)	Includes deferred share units (DSUs) and stock options.

The following tables show the change in outstanding ESPs, RSUs, DSUs and stock options for the six months ended June 30, 2012.

ESPs

NUMBER
OF ESPs
Unvested contributions, January 1, 2012	1,029,621
Contributions	358,373
Dividends credited	22,423
Vested	(61,858)
Forfeited	(80,770)
Unvested contributions, June 30, 2012	1,267,789

RSUs

NUMBER
OF RSUs
Outstanding, January 1, 2012	1,257,523
Granted	1,233,269
Dividends credited	48,595
Settled	(28,007)
Forfeited	(54,845)
Outstanding, June 30, 2012	2,456,535

BCE INC.  Q2 2012  QUARTERLY REPORT  37

Notes to Consolidated Financial Statements

DSUs

NUMBER
OF DSUs
Outstanding, January 1, 2012	3,351,526
Issued	167,967
Dividends credited	86,304
Settled	(237,591)
Outstanding, June 30, 2012	3,368,206

STOCK OPTIONS

		WEIGHTED
		AVERAGE
	NUMBER OF	EXERCISE
	OPTIONS	PRICE ($)
Outstanding, January 1, 2012	4,027,309	$33
Granted	2,656,252	$40
Exercised(1)	(883,146)	$30
Expired	(4,850)	$28
Forfeited	(84,206)	$36
Outstanding, June 30, 2012	5,711,359	$37
Exercisable, June 30, 2012	834,638	$31

(1)	The weighted average share price for options exercised during the six months ended June 30, 2012 was $41.

Assumptions Used in Stock Option Pricing Model

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2012
Weighted average fair value per option granted ($)	$3
Weighted average share price ($)	$40
Weighted average exercise price ($)	$40
Dividend yield	5.4%
Expected volatility	21%
Risk-free interest rate	1.4%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

Note 13: Commitments

Q9 NETWORKS INC. (Q9)

On June 2, 2012, an investor group comprised of BCE, Ontario Teachers’ Pension Plan Board (Teachers’), Providence Equity Partners LLC (Providence) and Madison Dearborn Partners LLC (Madison Dearborn), announced an agreement to acquire 100% of Canadian data centre operator Q9 for $1.1 billion. Under the agreement, BCE will contribute 30%, or $180 million, of the equity funding, and Teachers’, Providence and Madison Dearborn will contribute the remaining 70%, or $420 million. New debt financing by Q9, already committed, will fund the balance of the acquisition. BCE and its consortium partners have committed to settle the legal proceeding initiated in 2008 by BCE, in connection with the proposed privatization of BCE, with terms to be finalized in advance of closing of the transaction. The settlement, which will consist of non-cash consideration, will be part of the acquisition of Q9 and is conditional on completion of the transaction. The transaction is expected to close before the end of 2012, subject to regulatory approval and other customary closing conditions. Q9 will be accounted for as an equity investment.

38  BCE INC.  Q2 2012  QUARTERLY REPORT

Notes to Consolidated Financial Statements

ACQUISITION OF ASTRAL MEDIA INC. (ASTRAL)

On March 16, 2012, BCE announced the signing of a definitive agreement to acquire all of the issued and outstanding shares of Montréal-based Astral. Astral is a media company that operates specialty and pay television channels, radio stations, digital media properties and out-of-home advertising platforms in Québec and across the rest of Canada. The transaction is valued at approximately $3.38 billion, including net debt of $380 million, and is expected to be funded with a combination of cash (approximately 75% of the equity purchase price) and BCE common equity (approximately 25% or $750 million), with BCE retaining the right to replace common equity with cash, in whole or in part, at closing. A break-up fee of up to $150 million would be payable by BCE to Astral should the transaction not close for regulatory reasons. To fund the proposed acquisition, on March 16, 2012, BCE secured a three-year unsecured committed credit facility in an amount of up to $3.5 billion. On June 18, 2012, Bell Canada issued 3.35% Series M-25 MTN Debentures with a principal amount of $1 billion and consequently, on July 13, 2012, the original $3.5 billion credit commitment was replaced with a $2.5 billion, three-year unsecured committed credit agreement.
     On May 24, 2012 and May 25, 2012, respectively, Astral’s shareholders and the Québec Superior Court approved the transaction.
     On July 10, 2012, BCE announced its proposal to contribute tangible benefits valued at $200 million in support of Canada’s broadcasting industry as part of the acquisition of Astral. The CRTC tangible benefits will be recorded as an acquisition cost in Severance, Acquisition and Other Costs upon closing.
     BCE is proposing to sell 10 radio stations in Toronto, Vancouver, Calgary, Ottawa-Gatineau and Winnipeg to meet the CRTC’s Radio Common Ownership Policy.
     The transaction is expected to close in the fourth quarter of 2012, subject to regulatory approval and other customary closing conditions. Astral’s results will be consolidated and reported in the Bell Media segment.

MAPLE LEAF SPORTS & ENTERTAINMENT LTD. (MLSE) INVESTMENT

On December 9, 2011, BCE announced it had, together with the BCE Master Trust Fund, in a joint ownership arrangement with Rogers Communications Inc. (Rogers), agreed to purchase a net 75% ownership position in MLSE from Teachers’. BCE’s cash commitment will total $525 million (or $398 million assuming the completion of a leveraged recapitalization of MLSE), representing a 28% indirect equity interest in MLSE. Through a co-investment arrangement with BCE, the BCE Master Trust Fund, an independent trust that holds and manages pension fund investments serving the pension obligations of BCE group pension plans, will contribute $135 million toward the MLSE acquisition. BCE and the BCE Master Trust Fund will own an aggregate 37.5% interest in MLSE, equal to Rogers’ interest. We have obtained federal Competition Bureau and sports league approvals.
     As required by the National Hockey League, BCE’s governance rights with respect to its ownership interest in the Montreal Canadiens Hockey Club will be modified effective upon closing. While our ownership interest in the Montreal Canadiens Hockey Club remains unchanged, we will no longer have the ability to exercise significant influence over its operations. As such, the investment will, for accounting purposes, be reclassified from investment in associates to available-for-sale investments upon closing. The transaction is expected to close in the third quarter of 2012 subject to CRTC approval and other customary closing conditions.

BCE INC.  Q2 2012  QUARTERLY REPORT  39

This document has been filed by BCE Inc.
with Canadian securities commissions and
the U.S. Securities and Exchange Commission.
It can be found on BCE Inc.’s website at www.bce.ca,
on SEDAR at www.sedar.com and on EDGAR at
www.sec.gov or is available upon request from:

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For additional copies of these statements,
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